Form 10-K, Exhibit 13
period 1995-12-31
ALLIED CAPITAL CORP
filed 1996-03-29
CIK 3845

                                                                      EXHIBIT 13



                                Company Profile
--------------------------------------------------------------------------------
                           Allied Capital Corporation

                                    [PHOTO]

ALLIED CAPITAL CORPORATION is an investment company that has profited from lending to and investing in small businesses for 37 years. The market demand for small business finance is large with few providers, and the Company has developed a specialty in this market niche. Allied Capital Corporation provides investors with the unique opportunity to profit from our investment experience and the ever-growing small business marketplace.

The Company operates much like a bank or finance company in its origination of subordinated loans, and it frequently receives and profits from equity interests in small businesses as well. Allied Capital Corporation provides a unique advantage to stockholders when compared to traditional lending institutions, because as an investment company, it pays no corporate taxes - all of its profits pass directly to stockholders.

                          THE ALLIED CAPITAL COMPANIES

Allied Capital Corporation is one company in the Allied Capital complex of public and private companies dedicated to financing the growth of small, private businesses. With more than $650 million in combined total assets, Allied Capital is a small business finance specialist and has financed everything from equipment purchases, construction loans and commercial real estate mortgages to management buyouts and acquisitions. Over the last 37 years, Allied Capital has invested in the growth of thousands of businesses nationwide while providing substantial returns to its stockholders.

                                  CONTENTS

             Financial Highlights                                    1

             Letter To Our Stockholders                              2

             Portfolio Manager's Report                              4

             Management's Discussion And Analysis                   10

             Consolidated Comparison Of
                Financial Highlights                                13

             Consolidated Financial Statements                      14

             Consolidated Statement Of Loans
                To And Investments In Small
                Business Concerns                                   20

             Notes To The Consolidated
                Financial Statements                                22

             Report Of Independent Accountants                      29

             Investment Officers                                    30

             Directors And Officers                                 31

             Investor Information                                   32

             Cover Photography:  The Washington Monument by Carol M. Highsmith

                              Financial Highlights
--------------------------------------------------------------------------------
                           Allied Capital Corporation

---------------------------------------------------------------------------------------
                                                                    December 31,
(in thousands, except per share amounts)                      1995               1994
---------------------------------------------------------------------------------------
Total Investments at Value                                   $123,184         $ 115,026
Total Assets                                                 $148,268         $ 135,517
Total Debt and Redeemable Preferred Stock                    $ 83,800         $  78,005
Shareholders' Equity                                         $ 57,181         $  49,987
Net Asset Value Available to Common Stockholders             $ 51,181         $  43,987
Net Increase in Net Assets Resulting from Operations         $ 15,317         $     224
Earnings Per Common Share                                    $   2.45         $    0.00
Distributions Per Common Share                               $   1.44         $    1.40
Number of Common Shares Outstanding                             6,198             6,153
---------------------------------------------------------------------------------------


AVERAGE ANNUAL TOTAL RETURN

[FIGURE 1]

A $10,000 investment in Allied Capital Corporation in 1960 at its initial public offering, with all dividends reinvested, was worth $3,351,479 at the end of 1995, a 17.5% average annual total return over the 36-year period.


                          ALLIED CAPTIAL CORPORATION

I. $10,000 mountain investment chart
1960               10,000
1961                8,864
1962                7,023
1963                5,150
1964                6,972
1965               13,144
1966               17,802
1967               15,221
1968               19,820
1969               31,944
1970               34,467
1971               25,943
1972               38,783
1973              163,525
1974               80,801
1975               66,405
1976               80,075
1977              126,311
1978              132,028
1979              139,134
1980              174,350
1981              200,072
1982              206,417
1983              408,997
1984              792,568
1985              688,709
1986              839,079
1987            1,450,600
1988            1,460,738
1989            2,051,958
1990            2,244,823
1991            2,217,343
1992            2,897,497
1993            2,699,319
1994            2,896,683
1995            3,351,479

                          Letter To Our Stockholders
--------------------------------------------------------------------------------
                          Allied Capital Corporation

[PHOTO]: David Gladstone Chairman & Chief Executive Officer

It was a seller's market for most of 1995 and we at Allied Capital Corporation did our best to capitalize on these market circumstances. In total, we recognized more than $5 million in net realized gains on investments within our portfolio. Moreover, at December 31, 1995 the Company still held $7.6 million in net unrealized appreciation on its balance sheet.

Earnings for 1995, which totaled $2.45 per common share, were up significantly from 1994. We were able to achieve our ongoing objective of increasing our ordinary interest and dividend income. We increased our total investment income by 16% over 1994, as our portfolio of investments produced more recurring income throughout the year.

This year marked the nineteenth consecutive year that Allied Capital increased the total distribution to stockholders. The Company paid a total of $1.44 per share, a 3% increase over last year's total distributions. Concurrent with our objective to increase the portfolio's investment income, we also distributed more in the regular quarterly dividends paid. To this end, the board of directors increased the quarterly dividend twice in 1995. At year-end, the Company's regular quarterly dividend rate was $0.24 per share, a 20% increase over the rate that was in place at the beginning of 1995. We paid an annual extra distribution this year of $0.58 per share, which marked our thirty-third consecutive year of paying an annual extra distribution.

Allied Capital Corporation's 1995 total return to stockholders of 15.7% was a strong improvement over the Company's 1994 return, and reflects the increasing strength of


TOTAL DISTRIBUTIONS PER COMMON SHARE

                                   [FIGURE 2]




II. Distributions Per Share for Last 15 Years (in dollars)
1980                    .35
1981                    .44
1982                    .51
1983                    .59
1984                    .68
1985                    .77
1986 (9 mos)            .73
1987                    .92
1988                   1.02
1989                   1.15
1990                   1.27
1991                   1.30
1992                   1.32
1993                   1.35
1994                   1.40
1995                   1.44

--------------------------------------------------------------------------------


the portfolio and our commitment to increasing dividends to stockholders. Over the last fifteen years, the average annual total return has been 20.7%; since our initial public offering in 1960, the Company has provided an average annual total return of 17.5% to its stockholders. We are proud of our solid long-term track record, and will continue to strive for superior returns for our investors.

"This year marked the nineteenth consecutive year that Allied Capital increased the total annual distributions to stockholders."

While we celebrated our strong performance this year, we also mourned the loss of Allied Capital's dear friend and former chairman of the board, Curtis S. Steuart, who passed away in May 1995. Mr. Steuart was a founding director of the Company in 1958, and served as chairman of the board from 1966 until 1985. He continued as a director on our board until 1987 when he retired. We are grateful for the wisdom and guidance he provided to Allied Capital for so many years, and we could not have succeeded without him. Mr. Steuart will be missed by all of us at Allied Capital.

We look to 1996 for new challenges and further growth of our business. During the first quarter we raised more than $8 million in new equity through a one-for-seven non-transferable rights offering to our existing stockholders. This new capital will allow the Company to make new investments, as well as to leverage against these assets for future growth.

Our overall objective remains to provide our stockholders with strong current income and long-term capital appreciation through the development of our portfolio of small business investments. We value your support and look forward to reporting our results to you throughout the year.

All stockholders are cordially invited to attend the Annual Meeting of Stockholders at 10:00 am on Monday, May 6, 1996 at the Strathmore Hall Arts Center, 10701 Rockville Pike, North Bethesda, Maryland.


David Gladstone
Chairman of the Board

                           Portfolio Manager's Report
--------------------------------------------------------------------------------
                           Allied Capital Corporation

[PHOTO]: G. Cabell Williams, III President, Chief Operating Officer & Portfolio Manager


Allied Capital's portfolio of small business investments benefited from the significant overall opportunities in the public and private capital markets this year. I am pleased to have this opportunity to share Allied Capital's success stories for 1995.

An article published recently in the Private Equity Analyst stated that the average transaction price paid during 1995 for a private company was at a multiple of seven times the company's historical cash flow, a significant increase from the average price paid in 1990 of only four times cash flow. We took advantage of this environment of high earnings multiples and sold many of our mature investments. We spent much of our efforts in 1995 meeting with entrepreneurs and structuring our exit on those portfolio companies that we believed had reached the peak of their pricing multiples.

During 1995, Allied Capital realized capital gains from the sale of eight investments within the portfolio. The sale of our investment in ALLIED WASTE INDUSTRIES, INC. provided a $1.5 million gain; GLOBAL SOFTWARE, INC. provided a $753,000 gain; ENVIRCO CORPORATION provided a $1 million gain; WEATHERTECH DISTRIBUTING COMPANY provided a $1 million gain; MAXTEC INTERNATIONAL CORPORATION provided a $203,000 gain; and the sale of our interest in JACKSON PRODUCTS, INC. produced a $327,000 gain. The sale of a portion of our investment in GARDEN RIDGE CORPORATION, which completed its initial public offering (IPO) in May 1995, provided a $2.3 million gain this year. In September, we sold our equity investment in DOGLOO, INC., for a $1.8 million gain. We retained our subordinated debentures in Dogloo, which should continue to provide investment income during 1996.

We were extremely pleased with our successful exits from so many of our portfolio investments. We realize, however, that we will incur losses on investments from time to time. In 1995, we incurred a $2.2 million loss from the sale of our investment in EDWARDS HEATING AND AIR CONDITIONING, an investment that had been previously devalued in our portfolio. We also continue to have some non-performing or sub-performing investments in the portfolio that we are closely monitoring.

The strength of the capital markets in 1995 increased our opportunity for gains from the sale of certain portfolio investments, but this strength also caused us to restrain our investment activity. During times of inflated valuations, we are particularly cautious in order to avoid paying too much for an investment. We will not compromise Allied Capital's high investment standards, and we will not make an investment when the return does not adequately compensate us for our risk. When the competition for investments is heated, we are not interested in playing simply to win at any price.

Competition in the investment field goes hand in hand with higher pricing multiples. We continue to improve our strategies to be more competitive in attracting new investment opportunities. Allied Capital has an advantage over much of the investment community because there are very few lenders who provide the services we do for our market niche. The small business appetite for capital is huge, yet most traditional investors perceive a small business credit as too much work for too few dollars and don't understand how to price and structure the investment. We have the experience other investors lack in understanding what an entrepreneur needs.

"We have the experience other investors lack in understanding what an entrepreneur needs."

We dedicated considerable resources during 1995 to our marketing efforts in order to clearly articulate our niche in the small business investing community. We hope these efforts will result in an increase in the quality and quantity of potential investment opportunities that we review.

We invested over $27 million during the year in small businesses in a variety of industries. Although our investment niche is primarily private small businesses, during 1995 we also found investment opportunities that were unique and attractive in a few thinly traded public small businesses. Our new investments were located throughout the United States. We believe each new investment complements our existing portfolio and follows Allied Capital's tradition of investing with superior entrepreneurs and in companies that have strong cash flows, strong recurring revenues, and products that are well established in their marketplaces.

In May 1995, Allied Capital provided buyout financing to KIRKER ENTERPRISES, INC., the largest U.S. manufacturer of bulk nail enamel and a producer of automobile coatings for the after market. Located in Paterson, New Jersey, Kirker produces over a thousand colors and uses more than twenty-five different formulas to supply nail enamel to the world's leading cosmetic companies. One of the factors that attracted Allied Capital to this particular small business is the industry's barriers to entry, which keep competition low. Over the past 45 years, Kirker has developed the technological capabilities required to handle the complexities of the manufacturing process, and their product innovations have made many of the formulas and the related manufacturing processes proprietary. Kirker expects future growth from new domestic customers, new product lines, acquisitions from within the industry and international expansion. Allied Capital provided $2.3 million in subordinated debentures, and received warrants to acquire, at a nominal exercise price, an equity interest in the company.

[PHOTO]: nails being painted with Kirker polish

Located in Paterson, New Jersey, Kirker Enterprises, Inc. produces over a thousand colors and uses more than twenty-five different formulas to supply nail enamel to the world's leading cosmetic companies.

                           Portfolio Manager's Report
--------------------------------------------------------------------------------
                           Allied Capital Corporation

We provided Labor Ready, an industrial staffing service, with $2.7 million in subordinated debentures and received warrants to purchase shares of the company's common stock.

[PHOTO]: Labor Ready Worker

This year we invested in LABOR READY, INC., a successful participant in the temporary staffing industry. Driven by employers' demands for flexible staffing, the temporary personnel industry has experienced significant growth. In particular, the industrial segment of the temporary staffing market in which Labor Ready competes has doubled from approximately $4 billion in 1991 to $8.1 billion in 1994. Labor Ready, headquartered in Washington state, provides short notice staffing of low-skilled and semi-skilled personnel for manufacturing, construction and service businesses. The company operates "dispatch halls" where customers phone in their personnel requests, and workers meet to receive job assignments and return to be paid the same day. More than 100 locations are in operation in 26 states and Canada. We provided $2.7 million in subordinated debentures and received warrants to acquire shares of the Company's common stock. With our investment, Labor Ready will finance the costs incurred from the roll out of new locations.

EL DORADO COMMUNICATIONS, INC. is an Hispanic-owned and -oriented broadcast company started in 1993. El Dorado currently owns three major-market FM stations - two in Houston and one in Los Angeles - and operates an additional nine Spanish stations under lease management agreements in Dallas, Houston and Los Angeles. We believe these stations are poised to quickly become significant players in their respective markets. El Dorado's Houston stations - KQQK and KXTJ - command a 3.9% share of the Houston audience and rank number one and number three respectively among Hispanic listeners. Allied Capital provided $4.1 million in senior debt and received warrants to acquire a small portion of El Dorado's equity.

Another exciting investment was in NOBEL EDUCATION DYNAMICS, INC., a for-profit provider of child care and education services. Nobel operates 106 campuses in 12 states educating children from ages six weeks through the eighth

--------------------------------------------------------------------------------


grade. By serving middle-income working families that place a high value on quality education, Nobel's mission is to be the leading provider of affordable private education. Allied Capital provided $3 million to Nobel in exchange for a subordinated note and preferred stock with warrants. The proceeds allowed Nobel to improve existing operations, build new schools where demand is high, and acquire existing schools and child care centers. Nobel, which is publicly traded on Nasdaq under the symbol NEDI, increased its revenues by 29% and pretax profits by 34% during the last year. We believe Nobel has an outstanding management team, and we are excited about this company's future potential.

"We believe each new investment complements our existing portfolio and follows Allied Capital's tradition of investing with superior entrepreneurs and in companies that have strong cash flows, strong recurring revenues, and products that are well established in their marketplaces."

RADIO ONE OF ATLANTA, INC. was formed in 1995 to acquire the assets of WQUL-FM, a newly upgraded 25-kilowatt radio station servicing the Atlanta market. The company's management team has a long and successful track record in urban radio in the Washington D.C. and Baltimore markets. This fact, combined with the favorable economics of the Atlanta radio market, made this start-up station an attractive investment opportunity for Allied Capital. In order to finance the company's $6.6 million purchase of WQUL-FM, we provided $2.3 million in senior and subordinated debt and received stock purchase warrants to acquire a portion of the company's equity.

During 1994, the convenience store industry nationally experienced very strong growth and profitability. Allied Capital saw the opportunity to invest in this growth industry during 1995 by providing buyout financing for the second

[PHOTO]: Manufacturing plant

Investments in manufacturing companies account for 20% of our portfolio and include Polyflex/B&L Holdings, CeraTech Holdings, Inc., Liberty Business Forms & Systems, Inc., and Master Power, Inc.

                           Portfolio Manager's Report
--------------------------------------------------------------------------------
                           Allied Capital Corporation


largest 7-Eleven licensee in the United States, CONVENIENCE CORPORATION OF AMERICA. Convenience Corporation of America operates 146 convenience stores in twelve Midwestern states. The current management team has operated the company for the last fifteen years and has remained in place after the recent buyout. The company sees significant opportunities for this business through their business plan, which includes installing franchised fast food kiosks in suitable locations and further developing the franchise area by building and acquiring additional stores. Allied Capital provided $4.2 million in subordinated debentures and owns warrants to acquire an equity interest in the business at a nominal exercise price.

The single largest investment in Allied Capital's portfolio continues to be our investment in ALLIED CAPITAL LENDING CORPORATION (Allied Lending), our formerly wholly owned subsidiary. We were pleased with the recovery of the market price of Allied Lending shares during 1995 as well as the growth in the company's dividends for the year. The stock market reacted harshly to the news in December 1994 that the Small Business Administration (SBA) was to place a $500,000 limit on the maximum size of an SBA guaranteed loan, and we began 1995 with a depreciated investment in Allied Lending's stock. The company performed quite well in 1995, despite that regulatory hurdle, and we ended the year recapturing our value. The SBA reversed its $500,000 loan size limit in 1995, and Allied Lending is once again making $1 million government guaranteed loans. The company has also expanded its investment objective to make other small business loans in addition to those guaranteed by the SBA. We will divest our holdings in this company by the end of 1998, as a condition of the order that we received from the Securities and Exchange Commission in 1993 when we sold the majority of our ownership to the public.

As we look forward to 1996 and beyond, our portfolio includes many other strong investments that may provide future appreciation and capital gains. JUNE BROADCASTING, INC. a 1993 investment, is currently under contract to be sold. Similarly, GENOA LIME COMPANY, in which we made our investment eight years ago, is currently considering offers to be sold. We held 61,241 shares of GARDEN RIDGE CORPORATION at the end of 1995 which were sold in January 1996 for a gain of $1.7

PORTFOLIO INDUSTRY BREAKDOWN

[FIGURE 3]

Retail-12%
Software-5%
Service-11%
Distribution-7%
Manufacturing-20%
Broadcasting-25%
Real Estate-8%
Registered Investment Company-12%

--------------------------------------------------------------------------------


million. GRANT BROADCASTING, MASTER POWER, INC., AMERICAN BARBECUE AND GRILL, and TPGHOLDINGS, INC. are other portfolio companies that are doing well and may provide us with capital gains in the future.

[PHOTO]: American Barbecue & Grill meal

American Barbecue and Grill, a 1994 investment for Allied Capital, operates a chain of K.C. Masterpiece Barbeque & Grill restaurants. The same family that developed the popular K.C. Masterpiece barbecue sauce product line continues to use the proprietary product name.

Allied Capital now provides financing to companies that are expanding their operations into emerging markets overseas. In April 1995, we entered into an agreement to borrow up to $20 million from the Overseas Private Investment Corporation (OPIC), and with this new debt capital we launched a new division, Allied Capital International. In February of 1996, we closed our first OPIC-related investment by providing $5 million to a U.S.-based wireless communications company expanding operations into Latin America. Allied Capital participated in the $30 million financing with several large equity investors. We are excited about the growth opportunities that international financing can provide for Allied Capital and hope to close at least one other OPIC-related investment during 1996.

With hard work, we hope that 1996 will be as productive and profitable as 1995 was for Allied Capital and its stockholders. As always, we appreciate your support.

                      Management's Discussion And Analysis
--------------------------------------------------------------------------------
                           Allied Capital Corporation


LIQUIDITY AND CAPITAL RESOURCES

Total investments increased by $8.2 million or 7.1% to $123.2 million at December 31, 1995 from $115 million at December 31, 1994. The Company invested $27.6 million in small business concerns in 1995, a 23% decline from the $35.7 million invested in 1994. This decline was a result of the market forces in 1995 which led us to be cautious in making new investments. The Company was able to exit several mature investments in 1995 and had other investments pay off early which contributed to total investment repayments of $28.4 million. Exits and early pay offs resulted in net realized gains of $5.5 million. Valuation changes in the portfolio resulted in net unrealized appreciation of $6.5 million for the year ended December 31, 1995.

In September 1995, $7.5 million of the Company's outstanding subordinated debentures held by the Small Business Administration (SBA) matured. The Company issued $14 million of new subordinated debentures to the SBA on September 27, 1995, and a portion of the proceeds from these new debentures were used to repay the matured debentures. The remaining proceeds will be used to invest in small business concerns.

The Company continues to have a forward commitment from the SBA of $1.3 million which expires in August 1996; however, the Company must first submit an application to draw on the committed funds and receive SBA approval of that application.

Beginning with SBA's 1996 fiscal year commencing on October 1, 1995, Congress discontinued subsidized funding for the SBA'sspecialized small business investment company (SSBIC) program, in which Allied Capital Financial Corporation (Allied Financial) participates. Prior to this change, an SSBIC was able to sell preferred stock and debentures with a rate reduction or subsidy to the SBA. In addition to low dividend preferred stock, the SBA provided leverage to SSBICs at a reduced interest rate. While subsidized funding is not available, Allied Financial will still be able to apply for SBA leverage through the SBIC program, in which Allied Investment Corporation (Allied Investment) participates.

The Company is unable to predict the SBA's ability to meet demands for leverage on an ongoing basis. Such funding may be affected if Congress reduces appropriations for the SBA, which may compel the SBA to allocate leverage or reduce the current limits on available leverage. Therefore, there is no guaranty that Allied Investment or Allied Financial will be able to obtain additional SBA leverage beyond what is currently held.

In order to continue to fund its growth in investment activity, the Company restructured one source of debt capital during the year, obtained a new credit facility and, subsequent to year-end, raised additional equity capital. Effective in September 1995, the Company restructured its $10 million revolving line of credit to provide for a three-year term. The Company had available $8.5 million under this line of credit at December 31, 1995. The Company secured a new credit facility with the Overseas Private Investment Corporation
(OPIC) to borrow up to $20 million to provide financing for international projects involving qualifying U.S. small businesses. This credit facility expires at the earlier of borrowing $20 million or April 1998. There were no outstanding borrowings under this facility as of December 31, 1995. As of January 29, 1996, the Company had drawn down $5 million of this credit facility. Finally, during the first quarter of 1996, the Company raised approximately $8.2 million net of expenses in new common equity through a one-for-seven non-transferable rights offering to the Company's stockholders of record on January 22, 1996.

At December 31, 1995, outstanding commitments for future financings by the Company were $5.4 million. Given the cash and cash equivalents available at December 31, 1995, available credit facilities and the proceeds from the rights offering, the Company believes that it has adequate capital to continue to satisfy its operating needs, commitments and other future investment opportunities that may arise throughout 1996.

RESULTS OF OPERATIONS

Comparison of 1995 and 1994.

Net increase in net assets resulting from operations was $15.3 million for the year ended December 31, 1995 as compared to $224,000 for the same period in 1994. Earnings per common share increased to $2.45 per common share from a breakeven level for the same period in 1994.

                      Management's Discussion And Analysis
--------------------------------------------------------------------------------
                           Allied Capital Corporation


As a business development company, the Company's portfolio consists primarily of securities issued by small privately held companies. These types of investments, by their nature, carry a high degree of business and financial risk. The Company seeks to achieve a high level of current income from its investments in these businesses to compensate for these risks. Total investment income increased 16% from $12.2 million in 1994 to $14.1 million in 1995. Interest income increased by $1.6 million or 15% to $12 million in 1995, compared to $10.4 million in 1994, due to a net increase in loans and debt securities outstanding. The Company also received a prepayment penalty on the early pay off of an investment in the third quarter of 1995 totaling $60,000, which is included in interest income. Dividends declined by $200,000 or 10.9% to $1.5 million in 1995 compared to $1.7 million in 1994 primarily due to the distribution of 335,086 shares of Allied Capital Lending Corporation (Allied Lending) stock in January 1995. Other income consists primarily of $327,000 of litigation costs incurred in prior periods, recovered during 1995, and $136,000 of income resulting from an equity participation in one portfolio company.

Total expenses increased 7% from $10.1 million in 1994 to $10.8 million in 1995. Interest expense grew due to the net increase in subordinated debentures held by the SBA of $6.5 million in late September 1995 and a full year of interest charges on the $7 million of similar debentures issued in September 1994. Investment advisory fee expense increased due to the growth of the Company's portfolio of investments and other assets upon which the investment advisory fee is based. Legal and accounting fees in 1995 were down from the prior year as the Company settled various legal matters in late 1994, which required significant legal resources in that year.

Net realized gains on investments increased 62.8% to $5.5 million from $3.4 million for the years ended December 31, 1995 and 1994, respectively. The increase in net realized gains resulted from the disposition or early pay off of investments. Several mature investments were sold in 1995. Net realized gains are unpredictable; however, the Company exits its portfolio investments when it believes the realized gains can be maximized.

In December 1994, the SBA revised its 7(a) guaranteed loan program and announced that it would place a loan size cap of $500,000 on the loans that it would guarantee under this program. This is the program from which Allied Lending generates a significant amount of its loan volume. As a result, the market price of the Company's investment in Allied Lending declined to $10.38 per share at December 31, 1994. In mid-October 1995, federal legislation was passed which removed the $500,000 loan size limit and restored 75% guarantees on loans of up to $1 million. At December 31, 1995, the market price of Allied Lending had increased to $13.25 per share, a 27.6% increase over the market price at December 31, 1994.

Distributions to common stockholders for 1995 of $8.9 million approximated the net investment income before net unrealized appreciation (depreciation) on investments. The distributions were comprised of taxable ordinary and capital gain income.

Comparison of 1994 and 1993.

Net increase in net assets resulting from operations was $224,000 or breakeven on a per common share basis, as compared to $20.4 million or $3.29 per common share for the year ended December 31, 1993.

Due to the changes in the SBA's guaranteed loan program that were announced in December of 1994, the market price of the Company's investment in Allied Lending declined to $10.38 per share at December 31, 1994. At December 31, 1993, the market price for this stock was $15.75 per share. This decline in market value at December 31, 1994 reduced 1994 income by $4.1 million or $0.66 per common share. During 1993, the Company had realized gains of approximately $9 million and unrealized appreciation of approximately $15 million resulting from the 1993 initial public offering of the stock of Allied Lending, formerly a wholly owned subsidiary of the Company.

Investment income remained relatively constant in 1994, even though there was significant growth in invested assets. This was primarily due to the fact that 1993 financial results included eleven months of Allied Lending's operations while Allied Lending was a wholly owned subsidiary. Allied Lending's operations contributed $3 million in interest income and premium

                      Management's Discussion And Analysis
--------------------------------------------------------------------------------
                           Allied Capital Corporation


income in 1993. In 1994, the Company received $1.7 million in dividend income from its residual 36% interest in Allied Lending. As a result, the Company replaced approximately $1.3 million in recurring investment income lost on the sale of Allied Lending with income from increased investments in the Company's portfolio.

Expenses also remained relatively constant in 1994 as compared to 1993. Interest expense remained stable because the Company's new borrowings of $7 million from the SBA occurred late in 1994 and were at interest rates below the level of other borrowings of the Company. The investment advisory fee stayed constant even given the growth in invested assets as the Company was not charged a fee on its investment of approximately $14.9 million in Allied Lending, as was agreed to in conjunction with Allied Lending's 1993 initial public offering. During 1993, the Company was charged an investment advisory fee on the assets of Allied Lending for the approximate eleven months that it was a wholly owned subsidiary. Legal and accounting fees and other operating expenses remained constant in total; however, the Company continued to incur legal expenses related to various matters.

For the year ended December 31, 1994, net investment income before net unrealized appreciation (depreciation) on investments, which includes ordinary investment income and net realized capital gains, was $5.5 million or $0.90 per common share, a 33% decrease from $8.2 million or $1.34 per common share in 1993. Realized gains of $3.4 million in 1994 were below expectations, again primarily due to the unexpected decline in the market value of Allied Lending stock.

During the fourth quarter of 1994, the Company chose to distribute shares of Allied Lending to its stockholders rather than sell those shares at depressed prices. The gain that was recognized on this transaction reflects the decreased market value at the end of the year, and as a result, depressed the Company's net investment income before net unrealized appreciation (depreciation) on investments.

Distributions to stockholders for 1994 were $1.40 per common share and were comprised of $1.23 in taxable ordinary and capital gain income and $0.17 per common share in a return of capital. The Company's taxable income of $1.23 per common share differed significantly from its net investment income before net unrealized appreciation (depreciation) on investments of $0.90 per common share due to timing differences in the recognition of income for tax purposes versus financial reporting purposes. The $0.17 per common share return of capital was an unexpected result, again due to the decline in value of Allied Lending stock and its effect on the gain recognition from dividends.

                Consolidated Comparison Of Financial Highlights
--------------------------------------------------------------------------------
                           Allied Capital Corporation

---------------------------------------------------------------------------------------------------------------------------
                                                                          For the Years Ended December 31,
(in thousands, except per share amounts)                     1995           1994          1993            1992         1991
---------------------------------------------------------------------------------------------------------------------------
DISTRIBUTIONS
---------------------------------------------------------------------------------------------------------------------------
Total tax distributions                                  $  8,894      $   8,595     $   8,239       $   8,027     $  7,830
    Ordinary income per common share                     $   0.40      $    0.31     $       -       $    0.45     $   0.66
    Net capital gains per common share                       1.04           0.92          1.35            0.87         0.39
    Return of capital per common share                          -           0.17             -               -         0.25
                                                         ------------------------------------------------------------------
       Total tax distributions per common share          $   1.44      $    1.40     $    1.35       $    1.32     $   1.30

OPERATIONS
---------------------------------------------------------------------------------------------------------------------------
Total investment income                                  $ 14,126      $  12,216     $  12,384       $  11,335     $ 13,292
    Per common share                                     $   2.29      $    1.99     $    2.02       $    1.85     $   2.18
Net investment income                                    $  3,332      $   2,126     $   2,300       $   3,055     $  4,138
    Per common share                                     $   0.54      $    0.35     $    0.38       $    0.50     $   0.68
Net realized gains on investments                        $  5,526      $   3,394     $   5,943       $   4,507     $  2,834
Net unrealized appreciation
  (depreciation) on investments                          $  6,459      $  (5,296)    $  12,163       $     694     $ (1,840)
Net realized gains and unrealized appreciation
  (depreciation) on investments                          $ 11,985      $  (1,902)    $  18,106       $   5,201     $    994
    Per common share                                     $   1.94      $   (0.31)    $    2.95       $    0.85     $   0.16
Net increase in net assets resulting
  from operations                                        $ 15,317      $     224     $  20,406       $   8,256     $  5,132
    Per common share                                     $   2.48      $    0.04     $    3.33       $    1.35     $   0.84
Preferred stock dividends                                $    220      $     220     $     220       $     220     $    220
    Per common share                                     $   0.03      $    0.04     $    0.04       $    0.03     $   0.03
Net increase in net assets resulting from
  operations available to common stockholders            $ 15,097      $       4     $  20,186       $   8,036     $  4,912
    Per common share                                     $   2.45      $    0.00     $    3.29       $    1.32     $   0.81
Weighted average number of common shares
  and common share equivalents outstanding                  6,172          6,154         6,128           6,111        6,085

FINANCIAL POSITION
---------------------------------------------------------------------------------------------------------------------------
Investments at value                                     $123,184      $ 115,026     $  94,630       $  78,470     $ 73,480
Investments at cost                                      $115,615      $ 111,058     $  88,224       $  84,227     $ 79,931
Total assets                                             $148,268      $ 135,517     $ 134,606       $ 124,823     $104,283
Total debt and redeemable preferred stock                $ 83,800      $  78,005     $  70,800       $  70,800     $ 53,561
Shareholders' equity                                     $ 57,181      $  49,987     $  58,185       $  45,991     $ 44,814
Net asset value available to
  common stockholders                                    $ 51,181      $  43,987     $  52,185       $  39,991     $ 38,814
    Per common share                                     $   8.26      $    7.15     $    8.54       $    6.57     $   6.44
Per common share market value at end of year             $  13.63      $   13.13     $   14.75       $   14.50     $  17.50
Common shares outstanding at
  end of year                                               6,198          6,153         6,109           6,090        6,024

                           Consolidated Balance Sheet
--------------------------------------------------------------------------------
                           Allied Capital Corporation


----------------------------------------------------------------------------------------------------
                                                                               December 31,
(in thousands, except number of shares)                                   1995            1994
----------------------------------------------------------------------------------------------------
ASSETS
Investments at Value:
Loans and debt securities (cost: 1995 - $98,119; 1994 - $92,705)     $    90,377       $  84,949
Equity securities  (cost: 1995 - $15,039; 1994 - $15,083)                 31,600          28,225
Other investment assets  (cost: 1995 - $2,457; 1994 - $3,270)              1,207           1,852
                                                                     ---------------------------
       Total investments                                                 123,184         115,026

Cash and cash equivalents                                                 22,743           6,609
U.S. government securities                                                     -          10,210
Other assets                                                               2,341           3,672
                                                                     ---------------------------
       Total assets                                                  $   148,268       $ 135,517
                                                                     ===========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Revolving line of credit                                             $     1,500       $   2,205
Debentures and notes payable                                              81,300          74,800
Dividends and distributions payable                                        3,808           3,910
Accrued interest payable                                                   1,469           1,393
Investment advisory fee payable                                              722             658
Other liabilities                                                          1,288           1,564
                                                                     ---------------------------
                                                                          90,087          84,530
                                                                     ---------------------------
Redeemable preferred stock                                                 1,000           1,000
                                                                     ---------------------------

Commitments and Contingencies

Shareholders' Equity:
Preferred stock of wholly owned subsidiary, $100 par value,
  200,000 shares authorized; 60,000 shares issued and
  outstanding at December 31, 1995 and 1994                                6,000           6,000
Common Stock, $1 par value, 10,000,000 shares authorized;
  6,198,138 and 6,152,703 shares issued and
  outstanding at December 31, 1995 and 1994                                6,198           6,153
Additional paid-in capital                                                41,491          40,960
Notes receivable from sale of common stock                                  (401)           (816)
Net unrealized appreciation on investments                                 7,569           1,110
Distributions in excess of accumulated earnings                           (3,676)         (3,420)
                                                                     ---------------------------
       Total shareholders' equity                                         57,181          49,987
                                                                     ---------------------------
       Total liabilities and shareholders' equity                    $   148,268       $ 135,517
                                                                     ===========================

The accompanying notes are an integral part of these financial statements.

                      Consolidated Statement Of Operations
--------------------------------------------------------------------------------
                           Allied Capital Corporation


--------------------------------------------------------------------------------------------------------------
                                                                           For the Years Ended December 31,
(in thousands, except per share amounts)                                 1995             1994          1993
--------------------------------------------------------------------------------------------------------------
Investment Income:
  Interest                                                           $    11,957       $  10,401     $  10,100
  Dividends                                                                1,556           1,746           170
  Premium income                                                               -               -         1,973
  Other income                                                               613              69           141
                                                                     -----------------------------------------
       Total investment income                                            14,126          12,216        12,384
                                                                     -----------------------------------------
Expenses:
  Interest expense                                                         6,735           6,333         6,346
  Investment advisory fee                                                  2,799           2,356         2,285
  Legal and accounting fees                                                  654             977         1,109
  Other operating expenses                                                   606             424           344
                                                                     -----------------------------------------
       Total expenses                                                     10,794          10,090        10,084
                                                                     -----------------------------------------
Net investment income                                                      3,332           2,126         2,300
Net realized gains on investments                                          5,526           3,394         5,943
Net investment income before net unrealized appreciation
  (depreciation) on investments                                            8,858           5,520         8,243
Net unrealized appreciation (depreciation) on investments                  6,459          (5,296)       12,163
                                                                     -----------------------------------------
Net increase in net assets resulting from operations                 $    15,317       $     224     $  20,406
                                                                     =========================================
Earnings per common share                                            $      2.45       $    0.00     $    3.29
                                                                     =========================================
Weighted average number of common shares
  and common share equivalents outstanding                                 6,172           6,154         6,128
                                                                     =========================================


The accompanying notes are an integral part of these financial statements.

                Consolidated Statement Of Changes In Net Assets
--------------------------------------------------------------------------------
                           Allied Capital Corporation

--------------------------------------------------------------------------------------------------------------
                                                                           For the Years Ended December 31,
(in thousands, except per share amounts)                                 1995             1994          1993
--------------------------------------------------------------------------------------------------------------
Increase in Net Assets Resulting from Operations:
  Net investment income                                              $     3,332       $   2,126     $   2,300
  Net realized gains on investments                                        5,526           3,394         5,943
  Net unrealized appreciation (depreciation) on investments                6,459          (5,296)       12,163
                                                                     -----------------------------------------
    Net increase in net assets resulting from operations                  15,317             224        20,406
                                                                     -----------------------------------------
Distributions to Stockholders from:
  Net investment income                                                   (2,110)           (705)            -
  Excess of net investment income                                           (355)         (1,216)            -
  Net capital gains                                                       (6,429)         (4,595)       (8,239)
  Excess of net capital gains                                                  -          (1,035)            -
  Return of capital (tax)                                                      -          (1,044)            -
  Preferred stock dividends                                                 (220)           (220)         (220)
                                                                     -----------------------------------------
    Net decrease in net assets resulting
       from distributions to stockholders                                 (9,114)         (8,815)       (8,459)
                                                                     -----------------------------------------
Capital Share Transactions:
  Net (increase) decrease in notes receivable
    from sale of common stock                                                415             (50)           46
  Issuance of common shares upon the exercise of stock options                 -             200           201
  Issuance of common shares in lieu of cash distributions                    576             243             -
                                                                     -----------------------------------------
    Net increase in net assets resulting
       from capital share transactions                                       991             393           247
                                                                     -----------------------------------------
Total increase (decrease) in net assets                                    7,194          (8,198)       12,194
Net assets at beginning of year                                           49,987          58,185        45,991
Net assets at end of year                                                 57,181          49,987        58,185
Preferred stock of wholly owned subsidiary                                (6,000)         (6,000)       (6,000)
                                                                     -----------------------------------------
Net asset value available to common stockholders                     $    51,181       $  43,987     $  52,185
                                                                     =========================================
Net asset value per common share                                     $      8.26       $    7.15     $    8.54
                                                                     =========================================
Common shares outstanding at end of year                                   6,198           6,153         6,109
                                                                     =========================================


The accompanying notes are an integral part of these financial statements.

                      Consolidated Statement Of Cash Flows
--------------------------------------------------------------------------------
                           Allied Capital Corporation


--------------------------------------------------------------------------------------------------------------
                                                                          For the Years Ended December 31,
(in thousands)                                                            1995            1994          1993
--------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net increase in net assets resulting from operations               $    15,317       $     224     $  20,406
  Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities:
    Net unrealized (appreciation) depreciation on investments             (6,459)          5,296       (12,163)
    Write-off of investments                                               3,337           2,006         3,321
    Net realized gains on investments                                     (8,863)         (5,400)       (9,264)
    Interest                                                                   -          (1,159)            -
    Amortization of loan discounts                                          (728)           (409)         (195)
    Changes in assets and liabilities:
       Other assets                                                        1,331            (255)          697
       Accrued interest payable                                               76             110            27
       Investment advisory fee payable                                        64             249          (125)
       Other liabilities                                                    (276)          1,215        (2,192)
                                                                     -----------------------------------------
          Net cash provided by operating activities                        3,799           1,877           512
                                                                     -----------------------------------------
Cash Flows from Investing Activities:
  Investments in small business concerns                                 (27,551)        (35,748)      (23,753)
  Purchase of U.S. government securities                                 (14,957)        (37,448)      (18,375)
  Payments on loans and debt securities and other investment assets       19,111          12,504        15,557
  Net proceeds from sale of equity securities                              9,268           2,677        11,709
  Redemption of U.S. government securities                                25,208          39,281         6,173
  Payments on notes receivable from sale of common stock                     415             150           247
                                                                     -----------------------------------------
           Net cash provided by (used in) investing activities            11,494         (18,584)       (8,442)
                                                                     -----------------------------------------
Cash Flows from Financing Activities:
  Common dividends and distributions paid                                 (4,734)         (8,027)       (8,046)
  Preferred stock dividends                                                 (220)           (220)         (220)
  Proceeds from issuance of long-term debt                                14,000           7,000             -
  Payments on long term debt                                              (7,500)         (2,000)            -
  Borrowings under revolving line of credit                                6,964           2,205             -
  Payments on revolving line of credit                                    (7,669)              -             -
                                                                     -----------------------------------------
           Net cash provided by (used in) financing activities               841          (1,042)       (8,266)
                                                                     -----------------------------------------
Net increase (decrease) in cash and cash equivalents                      16,134         (17,749)      (16,196)
Cash and cash equivalents, beginning of year                               6,609          24,358        40,554
                                                                     -----------------------------------------
Cash and cash equivalents, end of year                               $    22,743       $   6,609     $  24,358
                                                                     =========================================
Supplemental Disclosure of Cash Flow Information
  Noncash investing and financing activities:
    Issuance of common shares upon the exercise of stock options     $         -       $     200     $     201
    Issuance of common shares in lieu of cash distributions          $       576       $     243     $       -
    Issuance of Allied Capital Lending Corporation shares
       in lieu of cash distributions                                 $     3,686       $       -     $       -
  Interest paid                                                      $     6,659       $   6,223     $   6,319


The accompanying notes are an integral part of these financial statements.

Consolidated Statement Of Loans To And Investments In Small Business Concerns
--------------------------------------------------------------------------------
                          Allied Capital Corporation


--------------------------------------------------------------------------------------------------------------------------------
COMPANY'S NAME (STATE)                                                                                     DECEMBER 31, 1995
(TYPE OF BUSINESS)                                INVESTMENTS                                            COST           VALUE
--------------------------------------------------------------------------------------------------------------------------------
(in thousands, except number of shares)
AGPAL BROADCASTING, INC. (OR)                     Loans and Debt Securities                            $     930       $     930
(radio stations)                                  Warrants                                                     0               0
--------------------------------------------------------------------------------------------------------------------------------
ALLIED CAPITAL LENDING CORPORATION (MD) (1,3)     Common Stock (1,244,914 shares)                          2,974          14,565
(registered investment company)
--------------------------------------------------------------------------------------------------------------------------------
AMERICAN BARBECUE & GRILL (KS)                    Loans and Debt Securities                                2,134           2,134
(restaurants)                                     Warrants                                                    71              71
--------------------------------------------------------------------------------------------------------------------------------
ARNOLD MOVING COMPANY, INC. (KY)                  Loans and Debt Securities                                  299             303
(moving/storage firm)                             Warrants                                                    11              85
--------------------------------------------------------------------------------------------------------------------------------
ASW HOLDING CORPORATION (IL)                      Loans and Debt Securities                                  832             832
(steel wool manufacturer)                         Warrants                                                    53              53
--------------------------------------------------------------------------------------------------------------------------------
BELLEFONTE LIME CO. (PA) (3)                      Common Stock (2,869 shares)                                 16             800
(mineral quarry & production)
--------------------------------------------------------------------------------------------------------------------------------
CELEBRITIES, INC. (FL)                            Loans and Debt Securities                                  409             409
(radio station)                                   Warrants                                                    12              12
--------------------------------------------------------------------------------------------------------------------------------
CENTENNIAL MEDIA CORP. (CO) (2,3)                 Loans and Debt Securities                                2,078             725
(telephone directories)                           Common Stock (1,803 shares)                                948               0
--------------------------------------------------------------------------------------------------------------------------------
CERATECH HOLDINGS, INC.  (IL)                     Loans and Debt Securities                                1,180           1,180
(ceramic plate manufacturer)                      Warrants                                                     0               0
--------------------------------------------------------------------------------------------------------------------------------
CHERRY TREE TOYS, INC. (OH)                       Loans and Debt Securities                                1,091           1,091
(direct marketer of woodcrafts)                   Common Stock (117 shares)                                    0               0
--------------------------------------------------------------------------------------------------------------------------------
CITIPOSTAL, INC. (NY)                             Convertible Preferred Stock Series B (30,500 shares)       289               0
(courier network)                                 Common Stock (74 shares)                                    70               0
--------------------------------------------------------------------------------------------------------------------------------
COAST GAS, INC.  (CA)                             Loans and Debt Securities                                2,172           2,172
(natural gas liquids distributor)                 Warrants                                                   124             124
--------------------------------------------------------------------------------------------------------------------------------
CONSUMER HEALTH SERVICES, INC. (CO)               Convertible Preferred Stock (127,940 shares)               180               0
(med./dent. consumer info. service)
--------------------------------------------------------------------------------------------------------------------------------
CONVENIENCE CORPORATION OF AMERICA (NE)           Loans and Debt Securities                                4,200           4,200
(convenience stores)                              Warrants                                                     0               0
--------------------------------------------------------------------------------------------------------------------------------
CONTEMPORARY MEDIA, INC. (ID)                     Loans and Debt Securities                                  581             581
(radio stations)                                  Warrants                                                   204             204
--------------------------------------------------------------------------------------------------------------------------------
DEH PRINTED CIRCUITS, INC. (IL)                   Loans and Debt Securities                                2,313           2,313
(circuit board manufacturer)                      Warrants                                                   133             133
--------------------------------------------------------------------------------------------------------------------------------
DEVLIEG-BULLARD, INC. (CT) (1)                    Warrants                                                   207             231
(tool manufacturer)
--------------------------------------------------------------------------------------------------------------------------------
DMI FURNITURE, INC. (KY) (1)                      Convertible Preferred Stock (399,840 shares)               500             412
(furniture manufacturer)
--------------------------------------------------------------------------------------------------------------------------------
EL DORADO COMMUNICATIONS, INC. (CA)               Loans and Debt Securities                                4,060           4,060
(radio stations)                                  Warrants                                                     0               0
--------------------------------------------------------------------------------------------------------------------------------
ENVIROPLAN, INC. (NJ) (2)                         Loans and Debt Securities                                2,449           1,680
(emissions monitoring systems)                    Warrants                                                   120               0
--------------------------------------------------------------------------------------------------------------------------------

(1) Public company; (2) Interest not being accrued; (3) May be considered an affiliate; (4) Unrestricted security

 Consolidated Statement Of Loans To And Investments In Small Business Concerns
--------------------------------------------------------------------------------
                           Allied Capital Corporation

--------------------------------------------------------------------------------------------------------------------------------
COMPANY'S NAME (STATE)                                                                                     DECEMBER 31, 1995
(TYPE OF BUSINESS)                                INVESTMENTS                                            COST           VALUE
--------------------------------------------------------------------------------------------------------------------------------
(in thousands, except number of shares)
ESQUIRE COMMUNICATIONS, LTD. (NY) (1)             Loans and Debt Securities                            $   2,398       $   2,398
(court reporting services)                        Warrants                                                     3               3
--------------------------------------------------------------------------------------------------------------------------------
FOUNTAINHEAD TECHNOLOGIES,INC. (RI)               Loans and Debt Securities                                1,578           1,578
(non-chlorine water purification systems)         Warrants                                                     0               0
--------------------------------------------------------------------------------------------------------------------------------
GARDEN RIDGE CORPORATION (TX) (1)                 Common Stock (61,241 shares)                               374           1,892
(home decorating and craft products)              Warrants                                                   112           2,108
--------------------------------------------------------------------------------------------------------------------------------
GATEWAY HEALTHCARE CORPORATION (VA)               Loans and Debt Securities                                  853             853
(medical supplies distributor)                    Convertible Preferred Stock (4,225 shares)                 497              42
                                                  Warrants                                                     2               0
--------------------------------------------------------------------------------------------------------------------------------
GENOA MINE ACQUISITION CORP. (OH) (3)             Capital Stock (20 shares)                                   44             800
(limestone mining)
--------------------------------------------------------------------------------------------------------------------------------
GRANT BROADCASTING SYSTEMS II (FL)                Loans and Debt Securities                                1,074           1,074
(television stations)                             Warrants                                                    78             963
--------------------------------------------------------------------------------------------------------------------------------
INNOTECH, INC. (VA)                               Warrants                                                    29               0
(bifocal lens manufacturer)
--------------------------------------------------------------------------------------------------------------------------------
JUNE BROADCASTING, INC. (NJ)                      Warrants                                                    58           2,006
(radio stations)
--------------------------------------------------------------------------------------------------------------------------------
KIRKER ENTERPRISES, INC. (NJ)                     Loans and Debt Securities                                2,138           2,138
(nail enamel manufacturer)                        Warrants                                                   203             203
--------------------------------------------------------------------------------------------------------------------------------
LABOR READY, INC. (WA) (1)                        Loans and Debt Securities                                2,343           2,650
(temporary labor services)                        Warrants                                                   315              49
--------------------------------------------------------------------------------------------------------------------------------
LIBERTY BUSINESS FORMS & SYSTEMS, INC. (NY)       Loans and Debt Securities                                1,938           1,938
(inventory control tags and forms)                Warrants                                                    57              57
--------------------------------------------------------------------------------------------------------------------------------
LOVE MORTGAGE CO. (DC)                            Loans and Debt Securities                                  736             400
(real estate mortgages)                           Warrants                                                   200               0
--------------------------------------------------------------------------------------------------------------------------------
MASTER POWER, INC. (MD)                           Loans and Debt Securities                                  205             205
(power tool manufacturer)                         Preferred Stock (44,516 shares)                              6             213
                                                  Warrants                                                     4             124
--------------------------------------------------------------------------------------------------------------------------------
MIDVIEW ASSOCIATES, L.P. (VA)                     Loans and Debt Securities                                  271             271
(residential land development)                    Warrants                                                     0               0
--------------------------------------------------------------------------------------------------------------------------------
MILL-IT STRIPING, INC. (FL)                       Loans and Debt Securities                                  125             125
(highway paint striping)                          Warrants                                                   125               0
--------------------------------------------------------------------------------------------------------------------------------
MLX/SINTERMET CORP. (GA) (1,4)                    Common Stock (5,835 shares-MLX)                            241              58
(friction materials manufacturer)
--------------------------------------------------------------------------------------------------------------------------------
NOBEL EDUCATION DYNAMICS, INC. (PA) (1)           Loans and Debt Securities                                2,250           2,250
(educational services)                            Preferred Stock (99,734 shares)                            750             431
                                                  Warrants                                                     0             501
--------------------------------------------------------------------------------------------------------------------------------
OLD MILL HOLDINGS, INC. (PA) (2)                  Loans and Debt Securities                                  657             458
(custom embroidered apparel)                      Warrants                                                    45               0
--------------------------------------------------------------------------------------------------------------------------------
PALMER CORPORATION (NJ)                           Preferred Stock (200,000 shares)                           200             100
(video stores)
--------------------------------------------------------------------------------------------------------------------------------

(1) Public company; (2) Interest not being accrued; (3) May be considered an affiliate; (4) Unrestricted security

 Consolidated Statement Of Loans To And Investments In Small Business Concerns
--------------------------------------------------------------------------------
                           Allied Capital Corporation


--------------------------------------------------------------------------------------------------------------------------------
COMPANY'S NAME (STATE)                                                                                    DECEMBER 31, 1995
(TYPE OF BUSINESS)                                INVESTMENTS                                            COST           VALUE
--------------------------------------------------------------------------------------------------------------------------------
(in thousands, except number of shares)
PIATL HOLDINGS, INC. (NJ) (3)                     Loans and Debt Securities                            $     116       $     116
(environmental consulting)                        Preferred Stock (355 shares)                               266              93
                                                  Common Stock (35 shares)                                     1               0
--------------------------------------------------------------------------------------------------------------------------------
POLYFLEX/B & L HOLDINGS (MS)                      Loans and Debt Securities                                  480             480
(plastic bag manufacturer)                        Warrants                                                    28             374
--------------------------------------------------------------------------------------------------------------------------------
PROVIDENTIAL CORPORATION (CA)                     Common Stock (52,794 shares)                             1,000             211
(shared appreciation reverse mortgages)
--------------------------------------------------------------------------------------------------------------------------------
QUALITY SOFTWARE PRODUCTS HOLDINGS, PLC (UK) (1)  Common Stock (52,908 shares)                               504             484
(accounting software)
--------------------------------------------------------------------------------------------------------------------------------
RADIO ONE OF ATLANTA, INC. (GA)                   Loans and Debt Securities                                2,342           2,342
(radio stations)                                  Warrants                                                     0               0
--------------------------------------------------------------------------------------------------------------------------------
R-TEX DECORATIVES COMPANY, INC. (PA)              Loans and Debt Securities                                  850             850
(decorative ribbon manufacturer)                  Warrants                                                    32               0
--------------------------------------------------------------------------------------------------------------------------------
SPA LENDING CORPORATION (DC) (3)                  Preferred Stock Series A (5,578 shares)                    398             398
(health spas)                                     Preferred Stock Series B (8,755 shares)                    506              37
                                                  Preferred Stock Series C (14,092 shares)                 1,680               0
                                                  Common Stock (6,208 shares)                                413               0
--------------------------------------------------------------------------------------------------------------------------------
SUNSTATES REFRIGERATED SERVICES, INC. (GA) (2,3)  Loans and Debt Securities                                2,796           1,530
(cold food storage)                               Preferred Stock  (43,884 shares)                           194               0
                                                  Common Stock  (16,630 shares)                              145               0
--------------------------------------------------------------------------------------------------------------------------------
TACO TICO, INC. (KS) (2)                          Loans and Debt Securities                                1,137             154
(Mexican fast food restaurant)                    Warrants                                                    28               0
--------------------------------------------------------------------------------------------------------------------------------
TOTAL FOAM, INC. (CT) (2,3)                       Loans and Debt Securities                                1,744             237
(packaging systems)                               Common Stock (910 shares)                                   57               0
--------------------------------------------------------------------------------------------------------------------------------
TPG HOLDINGS,INC. (TX)                            Loans and Debt Securities                                1,614           1,614
(commercial banking software development)         Warrants                                                    13           2,120
--------------------------------------------------------------------------------------------------------------------------------
VISU-COM, INC. (MD) (3)                           Loans and Debt Securities                                2,250           1,250
(visual communications products)                  Preferred Stock (22,425 shares)                             54               0
                                                  Common Stock (135 shares)                                  223               0
--------------------------------------------------------------------------------------------------------------------------------
WBIV, INC. (CA)                                   Loans and Debt Securities                                  399             399
(radio station)                                   Warrants                                                     0               0
--------------------------------------------------------------------------------------------------------------------------------
WEST VIRGINIA RADIO CORPORATION (WV)              Loans and Debt Securities                                  571             571
(radio station)                                   Warrants                                                   200               0
--------------------------------------------------------------------------------------------------------------------------------
WILLIAMS BROTHERS LUMBER COMPANY (GA)             Loans and Debt Securities                                  602             602
(builders' supply yards)                          Warrants                                                    15           1,614
--------------------------------------------------------------------------------------------------------------------------------
WINCAPP BROADCASTING, INC. (PA)                   Loans and Debt Securities                                  695             695
(radio station)                                   Warrants                                                    23              23
--------------------------------------------------------------------------------------------------------------------------------
Z-SPANISH RADIO NETWORK (CA)                      Loans and Debt Securities                                2,984           2,984
(radio stations)                                  Warrants                                                     3               3
--------------------------------------------------------------------------------------------------------------------------------

SUBTOTAL                                                                                               $  74,912       $  84,369
--------------------------------------------------------------------------------------------------------------------------------


(1) Public company; (2) Interest not being accrued; (3) May be considered an affiliate; (4) Unrestricted security

 Consolidated Statement Of Loans To And Investments In Small Business Concerns
--------------------------------------------------------------------------------
                           Allied Capital Corporation

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                           DECEMBER 31, 1995
INDUSTRY (NUMBER OF LOANS)                                                                               COST           VALUE
--------------------------------------------------------------------------------------------------------------------------------
(in thousands, except number of loans)
LOANS WITH NO EQUITY
--------------------------------------------------------------------------------------------------------------------------------
Accounting Services (1 loan)                                                                           $     177       $     177
--------------------------------------------------------------------------------------------------------------------------------
Adult Care Facilities (2 loans)                                                                            1,935           1,935
--------------------------------------------------------------------------------------------------------------------------------
Auto Repair Shops (10 loans)                                                                               1,446           1,446
--------------------------------------------------------------------------------------------------------------------------------
Chemical Manufacturer (1 loan)                                                                                 5               5
--------------------------------------------------------------------------------------------------------------------------------
Clean Room Equipment Manufacturer (1 loan)                                                                    66               0
--------------------------------------------------------------------------------------------------------------------------------
Computer Hardware Developer (1 loan)                                                                         159              25
--------------------------------------------------------------------------------------------------------------------------------
Doughnut Shops (4 loans)                                                                                     633             633
--------------------------------------------------------------------------------------------------------------------------------
Drycleaners (3 loans)                                                                                        528             528
--------------------------------------------------------------------------------------------------------------------------------
Federal Government Contractors (1 loan)                                                                      207             103
--------------------------------------------------------------------------------------------------------------------------------
Fried Chicken Restaurants (2 loans)                                                                        1,401           1,401
--------------------------------------------------------------------------------------------------------------------------------
Grocery Store (1 loan)                                                                                       169             169
--------------------------------------------------------------------------------------------------------------------------------
Heating Contractor (1 loan)                                                                                  256             256
--------------------------------------------------------------------------------------------------------------------------------
Hotels/Motels (6 loans)                                                                                    8,503           8,107
--------------------------------------------------------------------------------------------------------------------------------
HVAC Distributor (1 loan)                                                                                    522             522
--------------------------------------------------------------------------------------------------------------------------------
Limestone Mining (1 loan)                                                                                    799           1,204
--------------------------------------------------------------------------------------------------------------------------------
Liquor Store (1 loan)                                                                                        530             530
--------------------------------------------------------------------------------------------------------------------------------
Orthopedic Equipment (1 loan)                                                                                610             610
--------------------------------------------------------------------------------------------------------------------------------
Pet Products Manufacturer (1 loan)                                                                         3,393           3,393
--------------------------------------------------------------------------------------------------------------------------------
Physical Rehabilitation Facility (1 loan)                                                                    340             224
--------------------------------------------------------------------------------------------------------------------------------
Pizza Shops (23 loans)                                                                                     1,186             497
--------------------------------------------------------------------------------------------------------------------------------
Radio Stations (10 loans)                                                                                 10,666          10,666
--------------------------------------------------------------------------------------------------------------------------------
Retail Shop (1 loan)                                                                                         447           1,024
--------------------------------------------------------------------------------------------------------------------------------
Small Appliances Distributor (1 loan)                                                                        250             250
--------------------------------------------------------------------------------------------------------------------------------
Sporting Goods Manufacturer (1 loan)                                                                       2,248           2,248
--------------------------------------------------------------------------------------------------------------------------------
Television Station (1 loan)                                                                                  125             125
--------------------------------------------------------------------------------------------------------------------------------
Television Directory (1 loan)                                                                              1,000           1,000
--------------------------------------------------------------------------------------------------------------------------------
Travel Agency (1 loan)                                                                                       138              23
--------------------------------------------------------------------------------------------------------------------------------
Wholesale Food Distributor (1 loan)                                                                          232             232
--------------------------------------------------------------------------------------------------------------------------------
Yogurt Shops (3 loans)                                                                                       276             276
--------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                                                                               $  38,247       $  37,609
--------------------------------------------------------------------------------------------------------------------------------
Other Investment Assets (A)                                                                                1,651             401
--------------------------------------------------------------------------------------------------------------------------------
Pledged Repurchase Agreements                                                                                805             805
--------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                                                                               $   2,456       $   1,206
--------------------------------------------------------------------------------------------------------------------------------
GRAND TOTAL                                                                                            $ 115,615       $ 123,184
================================================================================================================================

(A) Non-income producing

                   Notes To Consolidated Financial Statements
--------------------------------------------------------------------------------
                           Allied Capital Corporation

NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization. Allied Capital Corporation (the Company) is a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940 (1940 Act). The Company seeks to achieve a high level of current income by providing debt, mezzanine and equity financing primarily for small privately owned growth companies, and through long-term growth on the value of its net assets. The Company has two wholly owned, regulated investment company subsidiaries, Allied Investment Corporation (Allied Investment) and Allied Capital Financial Corporation (Allied Financial). Allied Investment and Allied Financial are licensed under the Small Business Investment Act of 1958 as a Small Business Investment Company (SBIC) and a Specialized Small Business Investment Company (SSBIC), respectively.

The Company has an investment advisory agreement with Allied Capital Advisers, Inc. (Advisers) whereby Advisers manages the investments of the Company subject to the supervision and control of the Company's board of directors. Certain directors and officers of Advisers are also directors and officers of the Company.

Co-investments. Investments made by the Company are made in participation with a separately organized public closed-end management investment company and two private venture capital partnerships, which are also managed by the Company's investment adviser, in accordance with various exemptive orders issued to the Company by the Securities and Exchange Commission (Commission) permitting co-investments.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of intercompany balances and transactions.

Valuation of Investments. Investments are carried at value, as determined by the board of directors.

Loans and debt securities, which are not publicly traded, and warrants and stocks for which there is no public market are valued based on collateral, the ability to make payments, the earnings of the investee and other pertinent factors. The values assigned are considered to be amounts which could be realized in the normal course of business or from an orderly sale or other disposition of the investments. In the normal course of business, loans and debt securities are held to maturity, and the amount realized, in addition to interest, is the face value, which may equal or exceed cost.

Equity securities which are publicly traded are generally valued at their quoted market price, less a discount to reflect the effects of restrictions on the sale of such securities.

U.S. government securities, cash and cash equivalents are carried at cost which approximates fair value.

Interest and Dividend Income. Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Original issue discount is amortized into interest income using the effective interest method. Dividend income is recognized on the ex-dividend date.

Realized Gains or Losses and Unrealized Appreciation or Depreciation on Investments. Realized gains or losses are accounted for on the trade date and are measured by the difference between the proceeds of sale and the cost basis of the investment without regard to unrealized appreciation or depreciation previously recognized, and includes investments written off during the year, net of recoveries. Unrealized appreciation or depreciation reflects the difference between cost and value.

Distributions to Stockholders. Distributions to stockholders are recorded on the ex-dividend date.

Federal Income Taxes. The Company and its wholly owned subsidiaries' objectives are to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies. The Company and its wholly owned subsidiaries annually distribute all of their taxable income to their stockholder(s); therefore, a federal income tax provision is not required.

In addition, no provision for deferred income taxes has been made for the unrealized appreciation on investments since the Company and its wholly owned subsidiaries intend to continue to annually distribute all of their taxable income.

Dividends declared by the Company in December that are payable to stockholders of record on a specified date in such month, but is paid during January of the following year, is treated as if the dividends were received by the stockholder on December 31 of the year declared.

Earnings Per Common Share. Earnings are defined as the net investment income, net realized gains on investments and net unrealized appreciation or depreciation on investments and are reduced by the preferred stock dividend requirements. The computation of earnings per common share is based

                   Notes To Consolidated Financial Statements
--------------------------------------------------------------------------------
                           Allied Capital Corporation

on the weighted average number of common shares and common share equivalents outstanding during the period. Common share equivalents included in the computation represent shares issuable upon assumed exercise of stock options which would have a dilutive effect in years where there are earnings.

Cash and Cash Equivalents. Cash equivalents consist of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at the acquisition date. At December 31, cash and cash equivalents consisted of the following:

--------------------------------------------------------------
(in thousands)                         1995             1994
--------------------------------------------------------------
Cash                               $    802        $   4,707
Repurchase agreements                21,941            1,902
                                   -------------------------
  Total                            $ 22,743        $   6,609
                                   =========================

--------------------------------------------------------------

On December 31, 1995, the Company had purchased $21,941,000 of overnight repurchase agreements collateralized by U.S. government securities under agreements to resell on January 2, 1996. Due to the short-term nature of the agreements, the Company did not take possession of the securities which were instead held for the Company by the bank.

Incentive Stock Option Plan. Statement of Financial Accounting Standards No. 123, issued in October 1995, established new accounting standards for stock-based compensation plans and is effective for fiscal years beginning after December 15, 1995. This new standard will have no material impact on the Company's financial statements.

Reclassifications. Certain reclassifications have been made to the 1994 and 1993 financial statements to conform with the 1995 financial statement presentation.

NOTE 2.  INVESTMENTS

The loans and debt securities included in investments are at annual stated interest rates ranging from approximately zero percent to 17 percent, and are generally payable in installments with final maturities from six months to twenty-seven years from date of issue. At December 31, 1995 and 1994, loans and debt securities with a cost basis of $13,084,000 and $10,123,000, respectively, were not accruing interest.

The investments of the Company and its subsidiaries consist primarily of securities issued by privately held companies. A majority of the securities held by the Company are subject to restrictions on their resale or are otherwise illiquid and cannot be sold to the public without registration under the Securities Act of 1933. In connection with the Company's investments in securities of publicly traded companies, the securities held with the following companies are subject to restrictions on their sale: Allied Capital Lending Corporation (1,090,000 shares are restricted); DeVlieg-Bullard, Inc.; DMI Furniture, Inc.; Esquire Communications, Ltd.; Garden Ridge Corporation; Labor Ready, Inc.; Nobel Education Dynamics, Inc.; and Quality Software Products Holdings, PLC. All of the Company's equity securities are non-income producing except for its investments in Allied Capital Lending Corporation (Allied Lending) and DMI Furniture, Inc. Dividends from Allied Lending were $1,519,000, $1,706,000 and $126,400 for 1995, 1994 and 1993, respectively.

The following industries represent five percent or more of the total value of the investments outstanding at December 31:

--------------------------------------------------------------
                                       1995             1994
--------------------------------------------------------------
Hotels and motels                        7%               7%
Manufacturing                           20%              27%
Broadcasting                            25%              18%
Registered investment company           12%              13%
Software                                 5%               5%
--------------------------------------------------------------

                   Notes To Consolidated Financial Statements
--------------------------------------------------------------------------------
                           Allied Capital Corporation


At December 31, 1995 and 1994, the net unrealized appreciation (depreciation) for all securities based on cost for federal income tax purposes was as follows:

------------------------------------------------------------------------
(in thousands)                                 1995            1994
------------------------------------------------------------------------
Aggregate gross unrealized
  appreciation in which there is an
  excess of value over cost             $    23,925         $   14,036

Aggregate gross unrealized
  depreciation in which there is
  an excess of cost over value              (18,257)           (15,191)
                                        -------------------------------
Net unrealized appreciation
  (depreciation)                        $     5,668         $   (1,155)
                                        ===============================

-------------------------------------------------------------------------

The aggregate cost of securities at December 31, 1995 and 1994 for federal income tax purposes was $117,516,000 and $113,323,000, respectively.

NOTE 3.  INVESTMENT ADVISORY AGREEMENT

The Company has an investment advisory agreement with Advisers that is approved at least annually by the board of directors or by vote of the holders of a majority of the outstanding shares of the Company. The agreement may be terminated at any time on sixty days' notice, without penalty, by the Company's board of directors or by vote of the holders of a majority of the Company's outstanding common shares and will terminate automatically in the event of its assignment.

The Company pays all operating expenses, except those specifically required to be borne by Advisers. The expenses paid by Advisers include the compensation of the Company's officers and the cost of office space, equipment and other personnel required for the Company's day-to-day operations. The expenses that are paid by the Company include the Company's share of transaction costs incident to the acquisition and disposition of investments, legal and accounting fees, the fees and expenses of the Company's independent directors and the fees of its officer-directors, the costs of printing and mailing proxy statements and reports to stockholders, costs associated with promoting the Company's stock, and the fees and expenses of the Company's custodian and transfer agent. The Company is also required to pay expenses associated with litigation and other extraordinary or non-recurring expenses, as well as expenses of required and optional insurance and bonding. All fees paid by or for the account of an actual or prospective portfolio company in connection with an investment transaction in which the Company participates are treated as commitment fees or management fees and are received by the Company, pro rata to its participation in such transaction, rather than by Advisers. Advisers is entitled to retain for its own account any fees paid by or for the account of a company, including a portfolio company, for special investment banking or consulting work performed for that company which is not related to such investment transaction or management assistance. As compensation for its services to and the expenses paid for the account of the Company, Advisers is paid a fee, quarterly in arrears. Beginning in the second quarter of 1995, a fee was paid equal to 0.625 percent per quarter of the quarter-end value of the Company's consolidated total assets, less the value of the shares of Allied Lending owned by the Company, interim investments (i.e., U.S. government securities) and cash and cash equivalents, plus 0.125 percent per quarter of the quarter-end value of consolidated interim investments, cash and cash equivalents. These fees on an annual basis approximate 2.5 percent on consolidated invested assets and 0.5 percent on consolidated interim investments, cash and cash equivalents. In the first quarter of 1995, and in 1994 and 1993, Advisers was entitled to a fee equal to 0.625 percent per quarter of the quarter-end value of the Company's consolidated total assets, less the value of the shares of Allied Lending owned by the Company (subsequent to Allied Lending's public offering in November 1993) and consolidated cash and cash equivalents in excess of $2,000,000 in working capital.

                   Notes To Consolidated Financial Statements
--------------------------------------------------------------------------------
                           Allied Capital Corporation

NOTE 4.  DIVIDENDS AND DISTRIBUTIONS

The Company's board of directors declared and the Company paid a $0.24 per common share dividend for the fourth quarter, a $0.22 per common share dividend for the third quarter and a $0.20 per common share dividend each for the first and second quarters of 1995. The Company's board of directors also declared an extra distribution in the fourth quarter of $0.58 per common share, which was paid to stockholders on January 31, 1996, for a total distribution in 1995 equal to $1.44 per common share.

The components of the dividends and distributions of taxable income declared by the board of directors for 1995, 1994 and 1993 are as follows:

----------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)      1995                         1994                         1993
                                                     PER                           Per                          Per
                                      AMOUNT        SHARE           Amount        Share         Amount         Share
----------------------------------------------------------------------------------------------------------------------
Ordinary income                     $  2,465      $  0.40          $ 1,921      $  0.31         $      -     $     -
Long-term capital gains                6,429         1.04            5,630         0.92            8,239        1.35
Return of capital (tax)                    -            -            1,044         0.17                -           -
                                    --------------------------------------------------------------------------------
  Totals distributions              $  8,894      $  1.44          $ 8,595      $  1.40         $  8,239     $  1.35
                                    ================================================================================

----------------------------------------------------------------------------------------------------------------------

The 1995 distributions of $1.44 per common share were comprised of cash payments and issuance of the Company's common shares pursuant to the Company's dividend reinvestment plan in the amounts of $1.28 and $0.16, respectively.
The 1994 distributions of $1.40 per common share were comprised of cash payments, issuance of the Company's common shares pursuant to the Company's dividend reinvestment plan, and the distribution of shares of Allied Lending in the amounts of $0.76, $0.04, and $0.60, respectively. The 1993 distributions of $1.35 per common share were paid in cash. Amounts represent the total of the quarterly dividends and the year-end extra distribution declared by the Company based on the actual common shares outstanding on the record date for each dividend paid.

The following represents a reconciliation from taxable income to income for financial reporting purposes for the years ended December 31:

--------------------------------------------------------------------------------------------
(in thousands)                                1995                1994              1993
--------------------------------------------------------------------------------------------
Taxable income                            $  9,114            $  7,771           $   8,459
Market discount amortization                     -                (807)                  -
Net realized gains (losses)                    185              (1,049)                  -
Net unrealized appreciation
   (depreciation) on investments             6,459              (5,296)             12,163
Other                                         (441)               (395)               (216)
                                          ------------------------------------------------
Financial statement income                  15,317                 224              20,406
Preferred stock dividends                     (220)               (220)               (220)
                                          ------------------------------------------------
Amount available for
   common stockholders                    $ 15,097            $      4           $  20,186
                                          ================================================
--------------------------------------------------------------------------------------------

Under the 1940 Act, the Company is not permitted to make distributions to stockholders unless it meets certain asset coverage requirements with respect to money borrowed and senior securities issued. The Company is in compliance with these requirements.

The Company's wholly owned subsidiaries annually distribute all of their taxable income to the Company. In order to make such distributions, the subsidiaries must meet the minimum capital requirements as set forth by the SBA. The subsidiaries are in compliance with these requirements.

NOTE 5.  DEBT

Line of Credit. The Company has a revolving line of credit agreement with a bank under which it may borrow up to $10,000,000, which bears interest at the one-month LIBOR rate plus 2.5 percent per annum, payable monthly, and expires September 30, 1998. As of December 31, 1995 and 1994, the Company was paying interest at 8.219 percent and 7.088 percent per annum, respectively, on its outstanding borrowings. The Company must pay an annual commitment fee of $12,500 and a quarterly facility fee of 0.125 percent per annum on the unused portion of the line of credit. As of December 31, 1995, the Company had available $8,500,000 under the revolving line of credit agreement.

Senior Notes. The Company has $20,000,000 of senior notes outstanding to an insurance company. These notes bear interest at a rate of 9.15 percent per annum, payable semi-annually. The senior notes are scheduled to mature over a five-year period commencing in 1998 through 2002 with annual principal payments of $4,000,000.

                   Notes To Consolidated Financial Statements
--------------------------------------------------------------------------------
                           Allied Capital Corporation


Subordinated Debentures. Subordinated debentures are payable to the Small Business Administration (SBA) and represent amounts due to the SBA as a result of borrowings made pursuant to the Small Business Investment Act of 1958. The debentures require semi-annual interest payments at various interest rates with the entire principal balance due at maturity. Principal payments required on these debentures at December 31, 1995 were as follows:

------------------------------------------------------------------
(in thousands)
YEAR ENDING                                         INTEREST
DECEMBER 31,                      AMOUNT              RATES
------------------------------------------------------------------
1996                            $      -                -
1997                               7,000         7.950% - 10.350%
1998                               6,650         8.875% - 9.800%
1999                                   -                -
2000                              17,300         8.700% - 9.600%
Thereafter                        30,350         6.875% - 9.080%
                                --------
Total                           $ 61,300
                                ========
------------------------------------------------------------------

Proceeds from the SBA debentures may only be used to finance investments in qualifying small businesses.

Overseas Private Investment Corporation (OPIC) Loan. On April 10, 1995, the Company entered into a loan agreement with OPIC under which the Company may borrow up to $20,000,000 (loan commitment) to provide financing for international projects involving qualifying U.S. small businesses. Loans under this agreement bear interest at the U.S. Treasury rate plus 0.5 percent for the
applicable period of the borrowing.   In addition, OPIC is entitled to receive
from the Company a contingent fee at maturity of the loan equal to five percent of the return generated by the OPIC-related investments in excess of seven percent. There are no required principal payments until the OPICloans mature ten years from the date of the first disbursement under the loan agreement.
The loan commitment expires on the earlier of the first date on which the amount of the loans equal $20,000,000 or April 10, 1998. At December 31, 1995, there were no outstanding borrowings under the loan agreement.

NOTE 6.  PREFERRED STOCK

As of December 31, 1995, Allied Financial, one of the Company's subsidiaries, had outstanding a total of 60,000 shares of $100 par value, 3 percent cumulative preferred stock and 10,000 shares of $100 par value, 4 percent redeemable cumulative preferred stock issued to the SBA pursuant to Section 303(c) of the Small Business Investment Act of 1958, as amended. The 3 percent cumulative preferred stock does not have a required redemption date. Allied Financial has the option to redeem in whole or in part the preferred stock by paying the SBA the par value of such securities and any dividends accumulated and unpaid to the date of redemption. The 4 percent redeemable cumulative preferred stock has a required redemption date of June 4, 2005.

NOTE 7.  SHAREHOLDERS' EQUITY

During 1994, the Company paid $1,044,000 in distributions that represented a return of capital for tax purposes. This has been charged to additional paid-in capital.

The Company has a dividend reinvestment plan (the Plan). Stockholders of record may enroll in the Plan at any time. The Company may instruct the stock transfer agent to buy shares in the open market or to issue new shares. When the Company issues new shares, the price is equal to the average of the closing sales prices reported for the shares for the five days on which trading in the shares takes place on and immediately prior to the dividend payment date. During 1995, the Company issued 45,435 shares at an average price of $12.72 per share. During 1994, the Company issued 18,512 shares at an average price of $13.09 per share.

The Company has an incentive stock option plan (the ISO plan) which allows the granting of options to the Company's officers. Under the ISO plan as amended, a maximum of 1,350,000 options may be granted at a price not less than the market value on the date of the grant and may be exercisable over a ten year period. In May 1994, the ISO plan was amended to permit grants to non-officer directors. The Company's stockholders approved a one-time grant of options to each member of the board of directors who is not an employee of the investment adviser to purchase 10,000 shares of the Company's common stock and such grants were subject to Commission approval. Such approval was granted by the Commission on December 26, 1995 and the options were granted at the current market price as of that date.

Holders of ten percent or more of the Company's stock must exercise their options within a five-year period.

Officers of the Company may borrow from the Company the funds necessary to exercise vested stock options. The loans have varying terms not exceeding ten years and generally bear interest at the applicable Federal interest rate in effect at the date of issue.

                   Notes To Consolidated Financial Statements
--------------------------------------------------------------------------------
                           Allied Capital Corporation

A summary of the activity in the plan is as follows:

--------------------------------------------------------------------------------------------------------
                                                       1995                  1994                 1993
--------------------------------------------------------------------------------------------------------
Options outstanding at January 1,                   701,473               686,847              496,285
Options granted                                     332,800                50,000              336,101
Options exercised                                         -               (25,382)             (19,169)
Options canceled                                   (194,886)               (9,992)            (126,370)
                                           -----------------------------------------------------------
Options outstanding at December 31,                 839,387               701,473              686,847
                                           ===========================================================
Options available for grant                         162,136               300,050                3,967
Options exercisable                                 602,824               521,487              422,362
                                           -----------------------------------------------------------
Option prices per share:
  Granted                                  $  12.38 - 13.63      $          14.13      $         13.00
  Exercised                                               -      $    7.34 - 8.53      $  9.00 - 12.00
  Canceled                                 $  12.05 - 16.50      $  14.00 - 16.50      $ 14.00 - 18.00
                                           -----------------------------------------------------------


--------------------------------------------------------------------------------------------------------

NOTE 8.  COMMITMENTS AND CONTINGENCIES

The Company had commitments outstanding to various prospective and existing portfolio companies totaling $5,433,000 at December 31, 1995.

At December 31, 1995, the Company had standby letters of credit and third party guarantees outstanding totaling $1,300,000. The conditional commitments under the letters of credit have been issued by a financial institution on behalf of the Company to guarantee performance of certain portfolio companies to third parties. Repurchase agreements of $805,000 have been used as collateral for the letters of credit.

The Company is party to certain lawsuits in connection with investments it has made to small businesses. While the outcome of these legal proceedings cannot at this time be predicted with certainty, management does not expect that these actions will have a material effect upon the financial position of the Company.

Allied Lending, formerly a wholly owned subsidiary, originates certain loans which are 70 to 90 percent guaranteed by the SBA. Allied Lending then sells the guaranteed portion of these loans in the secondary market. The Internal Revenue Service may assert that these types of transactions subjected Allied Lending to a liability for income taxes of up to $845,000 for the year ended December 31, 1992. The Company has agreed to indemnify Allied Lending for this potential liability. Management believes that the Company has valid defenses for the position that such transactions do not subject Allied Lending to a liability for additional income taxes.

NOTE 9.  CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries place their cash in financial institutions and, at times, cash held in checking accounts may be in excess of the FDIC insurance limit.

NOTE 10.  SUBSEQUENT EVENTS

The Company issued to the common stockholders at the close of business on January 22, 1996, the record date, non-transferable subscription rights that entitled record date stockholders to subscribe for and purchase from the Company up to one authorized, but heretofore unissued share of the Company's common stock for each seven subscription rights held. The Company offered a total of 885,448 shares of common stock pursuant to this offer. Stockholders who fully exercised their subscription rights were entitled to the additional privilege of subscribing for shares from the offering not acquired by exercise of subscription rights. In addition, the Company increased the number of shares subject to subscription by 15 percent, or 132,817 shares, for an aggregate total of 1,018,265 shares available under the offering.

The subscription price per common share was $13.11, which equaled 95 percent of the average of the last reported sale price of a share of common stock on the Nasdaq National Market on February 27, 1996 (the expiration date) and each of the four preceding business days. Stockholders participating in the offering subscribed for 404,767 shares through the primary subscription and 251,903 shares through the oversubscription privilege for a total of 656,670 shares. The Company received net proceeds of $8,200,000

                   Notes To Consolidated Financial Statements
--------------------------------------------------------------------------------
                           Allied Capital Corporation

from the rights offering after estimated expenses of $458,000, including a 2.5 percent commission paid to eligible broker/dealers on each share sold as a result of their soliciting efforts. The Company will attempt to sell the remaining 361,595 registered shares to other investors under similar terms during 1996.

NOTE 11.  DISPOSITION OF SUBSIDIARY

The Company owned all of the outstanding capital stock of Allied Lending prior to consummation of the initial public offering of Allied Lending shares in November 1993. As a result of that initial public offering, the Company's ownership of Allied Lending shares was reduced to 1,580,000 shares, or approximately 36 percent of the Allied Lending shares outstanding at December 31, 1993. The Company will divest itself of all shares of Allied Lending by December 31, 1998 by public offerings, private placements, distributions to the Company's stockholders or otherwise. The Company declared an extra dividend in December 1994 and distributed on January 6, 1995 an aggregate of 335,086 Allied Lending shares, which reduced its ownership of Allied Lending shares to 1,244,914 shares, or approximately 28 percent of the Allied Lending shares then outstanding.

--------------------------------------------------------------------------------
NOTE 12.  QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)

--------------------------------------------------------------------------------------------------------------------------------
      (in thousands, except per share amounts)                                                 1995
                                                                  QTR 1                QTR 2              QTR 3        QTR 4
      --------------------------------------------------------------------------------------------------------------------------
      Total investment income                                 $   3,549            $   3,229          $   3,564        $   3,784
      Net investment income                                   $     881            $     504          $     899        $   1,048
      Net increase in net assets resulting from operations    $   2,134            $   7,196          $   3,089        $   2,898
      Preferred stock dividends                               $      55            $      55          $      55        $      55
      Net increase in net assets resulting from
          operations available to common stockholders         $   2,079            $   7,141          $   3,034        $   2,843
      Per common share                                        $    0.34            $    1.16          $    0.49        $    0.46
      --------------------------------------------------------------------------------------------------------------------------
      --------------------------------------------------------------------------------------------------------------------------
                                                                                               1994
                                                                  Qtr 1                Qtr 2              Qtr 3        Qtr 4
      --------------------------------------------------------------------------------------------------------------------------
      Total investment income                                 $   2,594            $   2,507          $   2,718        $   4,397
      Net investment income                                   $     204            $     131          $     518        $   1,273
      Net increase (decrease) in net assets
           resulting from operations                          $     752            $   2,641          $     (55)       $  (3,114)
      Preferred stock dividends                               $      55            $      55          $      55        $      55
      Net increase (decrease) in net assets resulting from
           operations available to common stockholders        $     697            $   2,586          $    (110)       $  (3,169)
      Per common share                                        $    0.11            $    0.42          $   (0.02)       $   (0.52)
      ---------------------------------------------------------------------------------------------------------------------------

      Quarterly amounts for 1994 have been reclassified to conform with classifications used in the financial statements for 1995.

                       Report Of Independent Accountants
--------------------------------------------------------------------------------
                           Allied Capital Corporation

THE BOARD OF DIRECTORS AND STOCKHOLDERS
ALLIED CAPITAL CORPORATION


We have audited the consolidated balance sheet of Allied Capital Corporation and its wholly owned subsidiaries as of December 31, 1995 and 1994, including the consolidated statement of loans to and investments in small business concerns as of December 31, 1995, and the related consolidated statements of operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 1995, and the selected per share data presented as financial highlights for each of the five years in the period ended December 31, 1995. These financial statements and per share data are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and per share data based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and per share data are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included the examination or confirmation of securities owned at December 31, 1995 and 1994. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and selected per share data referred to above present fairly, in all material respects, the financial position of Allied Capital Corporation and its wholly owned subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 1995, and the selected per share data for each of the five years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As explained in Note 1, the consolidated financial statements include securities valued at $123,184,000 as of December 31, 1995 and $115,026,000 as of December 31, 1994, (83 percent and 85 percent, respectively, of total assets) whose values have been estimated by the Board of Directors in the absence of readily ascertainable market values. We have reviewed the procedures used by the Board of Directors in arriving at its estimate of value of such securities and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.


MATTHEWS, CARTER AND BOYCE


McLean, Virginia
February 2, 1996

                              Investment Officers
--------------------------------------------------------------------------------
                           Allied Capital Corporation

[PHOTO]
Philip A. McNeill
Senior Vice President

[PHOTO]
Susan Gallagher
Senior Vice President

[PHOTO]
Carr T. Preston
Senior Vice President

[PHOTO]
Thomas H. Westbrook
Senior Vice President

[PHOTO]
George Stelljes III
Senior Vice President

[PHOTO]
Richard E. Fearon, Jr.
Vice President

[PHOTO]
Gay S. Truscott
Vice President

[PHOTO]
Erik A. Scott
Vice President

[PHOTO]
Robert M. Monk
Assistant Vice President

[PHOTO]
Donnel K. Pullum
Assistant Vice President

                             Directors And Officers
--------------------------------------------------------------------------------
                           Allied Capital Corporation

DIRECTORS

David Gladstone(1)
Chairman of the Board &
Chief Executive Officer

George C. Williams(1)
Vice Chairman of the Board

G. Cabell Williams III
President & Chief Operating Officer

Joseph A. Clorety III(2,3)
President, Clorety and Company, Inc.
(registered investment adviser)

Michael I. Gallie(1,2)
Principal, The Millennium Group
(financial & management consulting firm)

Warren K. Montouri(2,3)
Investor

Guy T. Steuart II(1,3)
President, Steuart Investment Company

T. Murray Toomey(1)
Attorney at Law

OFFICERS

David Gladstone
Chairman of the Board

George C. Williams
Vice Chairman of the Board

G. Cabell Williams III
President & Chief Operating Officer

William F. Dunbar
Executive Vice President

Katherine C. Marien
Executive Vice President

John M. Scheurer
Executive Vice President

Joan M. Sweeney
Executive Vice President

Thomas R. Salley
General Counsel & Secretary

Tricia B. Daniels
Senior Vice President

Jon A. DeLuca
Senior Vice President, Treasurer &
Chief Financial Officer

Susan Gallagher
Senior Vice President

Philip A. McNeill
Senior Vice President

Carr T. Preston
Senior Vice President

George Stelljes III
Senior Vice President

Thomas H. Westbrook
Senior Vice President

Richard E. Fearon, Jr.
Vice President

Erik A. Scott
Vice President

Suzanne V. Sparrow
Vice President, Investor Relations

Gay S. Truscott
Vice President

Penni F. Roll
Controller & Assistant Treasurer

Kelly A. Anderson
Corporate Controller & Assistant Treasurer

Robert M. Monk
Assistant Vice President

Donnel K. Pullum
Assistant Vice President

Arthur S. Cooper
Assistant Secretary

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee

                              Investor Information
--------------------------------------------------------------------------------
                           Allied Capital Corporation

CORPORATE HEADQUARTERS
c/o Allied Capital Advisers, Inc.
1666 K Street, NW, 9th Floor
Washington, DC 20006
Tel:  (202) 331-1112
Fax: (202) 659-2053

TRANSFER AGENT & REGISTRAR
Information on transferring securities, replacing a lost or stolen certificate, or processing a change of address should be directed to:

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY  10005
(800) 937-5449

DIVIDEND REINVESTMENT PLAN
For the benefit of our stockholders, the Company provides a dividend reinvestment plan. All communication regarding this service should be directed to the Company's transfer agent and registrar who also serves as the plan administrator.

STOCK MARKET LISTING
Nasdaq National Market
Symbol: ALLC
CUSIP Number: 019 033 109

ANNUAL MEETING OF STOCKHOLDERS
The 1996 Annual Meeting of Stockholders will be held at 10:00 a.m. on Monday, May 6, 1996 at Strathmore Hall Arts Center, 10701 Rockville Pike, North Bethesda, Maryland. All stockholders are welcome to attend.

FORM 10-K
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as filed with the Securities and Exchange Commission, will be sent at no charge to any stockholder upon request to the Investor Relations Department at the Company's corporate headquarters.

INDEPENDENT ACCOUNTANTS
Matthews, Carter and Boyce
McLean, VA

NUMBER OF STOCKHOLDERS
As of December 31, 1995, there were approximately 1,700 stockholders of record. The Company estimates there were 6,700 beneficial stockholders.

INVESTMENT ADVISER
Allied Capital Advisers,Inc.
Washington, DC
Shares of the investment adviser are traded on Nasdaq National Market under the symbol ALLA.

QUARTERLY STOCK PRICE AND DISTRIBUTIONS TO STOCKHOLDERS
The following table sets forth the high and low bid prices of the Company's common stock by calendar quarter during 1995 and 1994 and the distributions per share. The quotations represent interdealer quotations and do not include markups, markdowns or commissions and may not necessarily represent actual transactions.

--------------------------------------------------------------------------------------------------------------------------------
                                                        1995                                       1994
                                                                DISTRIBUTIONS                                    Distributions
                                          HIGH          LOW       PER SHARE           High          Low            Per Share
                                      ------------------------------------           ---------------------------------------
First Quarter                         $  13.50       $  11.50      $  0.20           $ 14.00       $   12.25       $  0.20
Second Quarter                        $  12.00       $  11.13      $  0.20           $ 14.25       $   13.25       $  0.20
Third Quarter                         $  13.75       $  11.25      $  0.22           $ 14.50       $   13.25       $  0.20
Fourth Quarter                        $  14.25       $  12.25      $  0.24           $ 15.50       $   12.75       $  0.20
Annual Extra Distribution                                          $  0.58                                         $  0.60
                                                                   -------                                         -------
  Total Distributions                                              $  1.44                                         $  1.40
--------------------------------------------------------------------------------------------------------------------------------