Form 10-K, Exhibit 13
period 1996-12-31
ALLIED CAPITAL CORP
filed 1997-03-28
CIK 3845

                           Allied Capital Corporation

                             SHAREHOLDER INFORMATION


CORPORATE OFFICE
c/o Allied Capital Advisers, Inc.
1666 K Street, NW, 9th Floor
Washington, DC 20006
Telephone:                    (202) 331-1112
Facsimile:                    (202) 659-2053
News-On-Demand:               (888) 329-5519
Investor Relations:           (202) 973-6334
Investor Relations E-mail:    ir@alliedcapital.com
Marketing:                    (202) 331-2439
Marketing E-mail:             info@alliedcapital.com
Internet Address:             http://www.alliedcapital.com

STOCK TRANSFER AGENT AND REGISTRAR
Inquiries on transferring securities, replacing a lost or stolen certificate, participating in the Dividend Reinvestment Plan, requesting Direct Deposit information or processing a change of address should be directed to:
American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
In the United States:         (800) 937-5449
Outside the United States:    (212) 936-5100
E-mail:                       info@amstock.com
Internet Address:             http://www.amstock.com

FORM 10-K REPORT
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission, will be furnished without charge to shareholders upon written request to the Investor Relations Department at the Company's corporate office. This information is also available on Allied Capital's Internet site: http://www.alliedcapital.com

1997 ANNUAL MEETING OF SHAREHOLDERS
Montgomery Room at The Residence Inn by Marriott,
7335 Wisconsin Avenue, Bethesda, Maryland 20814
Thursday, May 1, 1997
10 a.m. (EST)
All shareholders are welcome to attend.

INDEPENDENT ACCOUNTANTS
Matthews, Carter and Boyce, P.C.
McLean, VA

STOCK MARKET LISTING
Allied Capital Corporation common stock is quoted on the Nasdaq National Market under the ticker symbol ALLC. Most newspapers list the Company's stock as "AlldCap." The Company has approximately 1,700 shareholders of record and 6,100 beneficial shareholders.

DIVIDENDS AND DISTRIBUTIONS
Generally, quarterly dividends on common stock are paid on the last business day of each quarter. The Company has also paid a fifth distribution at year-end since 1964.

STOCK PRICE

                    High           Low            Close
                    ----           ---            -----
1995
      Q1            13.50          11.50          12.00
      Q2            12             11.13          11.88
      Q3            13.75          11.25          13.00
      Q4            14.25          12.25          13.63

1996
      Q1            14.25          13.00          13.25
      Q2            14.38          13.00          13.75
      Q3            16             13.50          15.38
      Q4            16.63          15.25          15.75

TOTAL DISTRIBUTIONS PER SHARE

      1991       1992        1993        1994        1995       1996
      ----       ----        ----        ----        ----       ----
      1.30       1.32        1.35        1.40        1.44       1.51


AVERAGE ANNUAL TOTAL RETURN (thousands)

                    $10,000 Investment on January 1, 1960
                    -------------------------------------
                          Year end          Value
                          --------          -----
                          1960          $     8,864
                          1961                7,023
                          1962                5,150
                          1963                6,972
                          1964               13,144
                          1965               17,802
                          1966               15,221
                          1967               19,820
                          1968               31,944
                          1969               34,467
                          1970               25,943
                          1971               38,783
                          1972              163,525
                          1973               80,801
                          1974               66,406
                          1975               80,075
                          1976              126,311
                          1977              132,028
                          1978              139,134
                          1979              174,350
                          1980              200,072
                          1981              206,417
                          1982              408,997
                          1983              792,568
                          1984              688,709
                          1985              839,079
                          1986            1,450,600
                          1987            1,460,738
                          1988            2,051,958
                          1989            2,244,823
                          1990            2,217,343
                          1991            2,897,497
                          1992            2,699,319
                          1993            2,932,000
                          1994            2,896,683
                          1995            3,351,479
                          1996            4,281,997

A $10,000 investment in Allied Capital Corporation in 1960 at its initial public offering, with all dividends reinvested, was worth $4,281,997 at the end of 1996, a 17.8% average annual total return over this period.

                           Allied Capital Corporation

                                 COMPANY PROFILE

Allied Capital Corporation offers shareholders the opportunity to profit from a portfolio of long-term debt and equity investments in growing businesses nationwide. Managed by Allied Capital Advisers, Inc., the company seeks to provide current income and long-term capital appreciation for its shareholders.

                                     FINANCIAL HIGHLIGHTS

                                                                       December 31,
(in thousands, except per share amounts)                             1996         1995
------------------------------------------------------------------------------------------
Total Investments at Value                                       $116,608     $123,184
Total Assets                                                     $165,751     $148,268
Total Debt and Redeemable Preferred Stock                        $ 91,600     $ 83,800
Shareholders' Equity (Net Asset Value)                           $ 68,320     $ 57,181
Net Asset Value Available to Common Shareholders                 $ 62,320     $ 51,181
Net Increase in Net Assets Resulting from Operations             $ 11,393     $ 15,317
Earnings Per Common Share                                        $   1.61     $   2.45
Distributions Per Common Share                                   $   1.51     $   1.44
Number of Common Shares Outstanding                                 7,299        6,198

                           Allied Capital Corporation
                                       1

                           Allied Capital Corporation

                 CONSOLIDATED COMPARISON OF FINANCIAL HIGHLIGHTS

---------------------------------------------------------------------------------------------------------------------------------
                                                                                   For the Years Ended December 31,
(in thousands, except per share amounts)                           1996          1995          1994          1993         1992
---------------------------------------------------------------------------------------------------------------------------------
  DISTRIBUTIONS
Total tax distributions                                       $  10,726      $  8,894     $   8,595      $  8,239     $  8,027
  Ordinary income per common share                            $    0.20      $   0.40     $    0.31      $     --     $   0.45
  Net capital gains per common share                               1.31          1.04          0.92          1.35         0.87
  Return of capital per common share                                 --            --          0.17            --           --
                                                              -------------------------------------------------------------------
    Total tax distributions per common share                  $    1.51      $   1.44     $    1.40      $   1.35     $   1.32
---------------------------------------------------------------------------------------------------------------------------------
  OPERATIONS
Total investment income                                       $  15,865      $ 14,126     $  12,216      $ 12,384     $ 11,335
  Per common share                                            $    2.29      $   2.29     $    1.99      $   2.02     $   1.85
Net investment income                                         $   4,395      $  3,332     $   2,126      $  2,300     $  3,055
  Per common share                                            $    0.63      $   0.54     $    0.35      $   0.38     $   0.50
Net realized gains on investments                             $  10,497      $  5,526     $   3,394      $  5,943     $  4,507
Net unrealized appreciation (depreciation) on investments     $  (3,499)     $  6,459     $  (5,296)     $ 12,163     $    694
Net realized gains and unrealized appreciation
  (depreciation) on investments                               $   6,998      $ 11,985     $  (1,902)     $ 18,106     $  5,201
  Per common share                                            $    1.01      $   1.94     $   (0.31)     $   2.95     $   0.85
Net increase in net assets resulting from operations          $  11,393      $ 15,317     $     224      $ 20,406     $  8,256
  Per common share                                            $    1.64      $   2.48     $    0.04      $   3.33     $   1.35
Preferred stock dividends                                     $     220      $    220     $     220      $    220     $    220
  Per common share                                            $    0.03      $   0.03     $    0.04      $   0.04     $   0.03
Net increase in net assets resulting from operations
  available to common shareholders                            $  11,173      $ 15,097     $       4      $ 20,186     $  8,036
  Per common share                                            $    1.61      $   2.45     $    0.00      $   3.29     $   1.32
Weighted average number of common shares and
  common share equivalents outstanding                            6,935         6,172         6,154         6,128        6,111
---------------------------------------------------------------------------------------------------------------------------------
  FINANCIAL POSITION
Investments at value                                          $ 116,608      $123,184     $ 115,026      $ 94,630     $ 78,470
Investments at cost                                           $ 112,538      $115,615     $ 111,058      $ 88,224     $ 84,227
Total assets                                                  $ 165,751      $148,268     $ 135,517      $134,606     $124,823
Total debt and redeemable preferred stock                     $  91,600      $ 83,800     $  78,005      $ 70,800     $ 70,800
Shareholders' equity                                          $  68,320      $ 57,181     $  49,987      $ 58,185     $ 45,991
Net asset value available to common shareholders              $  62,320      $ 51,181     $  43,987      $ 52,185     $ 39,991
  Per common share                                            $    8.54      $   8.26     $    7.15      $   8.54     $   6.57
Per common share market value at end of year                  $   15.75      $  13.63     $   13.13      $  14.75     $  14.50
Common shares outstanding at end of year                          7,299         6,198         6,153         6,109        6,090


                           Allied Capital Corporation
                                        9

                           Allied Capital Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this report.

LIQUIDITY AND CAPITAL RESOURCES

In the first quarter of 1996, Allied Capital Corporation (Company) offered a total of 885,448 shares of common stock pursuant to a one-for-seven non-transferable rights offering. Shareholders participating in the rights offering purchased 663,710 shares at $13.11 per share. The Company received net proceeds of $8.3 million, net of expenses. During the year, the weighted average shares outstanding increased by 12% as a result of this rights offering.

In order to fund its investments in small businesses, the Company has cash, a line of credit with a commercial bank, a commitment from the Overseas Private Investment Corporation (OPIC), a note with an insurance company, debentures from the Small Business Administration (SBA) and other sources. The Company had total cash available at year end 1996 of $44.9 million and available credit facilities of $111.9 million, of which $90.6 million was outstanding. The underlying agreements for $81.3 million of the Company's debt require prepayment penalties if any principal payments are made prior to maturity, therefore the Company does not intend to prepay this debt.

In 1997, $7 million of debentures payable to the SBA will mature. If the Company has sufficient resources to meet its operating needs at the time the debentures mature, the Company will repay this debt. If repaid, it is uncertain whether the Company would be able to obtain additional financing from the SBA in the future, as the Company is unable to predict the SBA's ability to meet demands for leverage requests on an ongoing basis.

At December 31, 1996, outstanding commitments for future financings by the Company were $5.1 million. Given the balance of cash available at December 31, 1996 and the available credit facilities, the Company believes that it has adequate capital to continue to satisfy its operating needs, commitments and other future investment opportunities that may arise throughout 1997.

RESULTS OF OPERATIONS

COMPARISON OF 1996 AND 1995

The net increase in net assets resulting from operations was $11.4 million, or $1.61 per common share, for the year ended December 31, 1996, compared to $15.3 million, or $2.45 per common share, for the same period in 1995. Net realized gains on investments were $10.5 million for 1996, a 90% increase over $5.5 million in 1995. During 1996, the Company successfully liquidated certain equity investments and received early payoffs of loans in its portfolio. Since net gains are realized when the Company sells or otherwise liquidates its investments, profit from gains may vary significantly from year to year.

The investments that generated the 1996 net realized gains had previously been valued by the board of directors such that the Company had recorded net unrealized appreciation totaling $4.2 million, or $0.61 per common share. When the investments were liquidated in 1996, the profit resulting from the net gains was reduced by an offsetting decrease in net unrealized appreciation for the $4.2 million previously recorded. The Company recorded portfolio appreciation of $0.7 million for the year resulting from the valuations as determined by the board of directors.

Total investment income increased 12% to $15.9 million for 1996 as compared to $14.1 million for 1995. Interest income increased by $2.1 million, or 18%, to $14.0 million in 1996, compared to $11.9 million in 1995, due to an increase in loan discount amortization and the early recognition of loan fees on early repayments. The Company also received prepayment penalties totaling $126,000 in 1996 as compared to $60,000 in 1995, which are included in other income. Dividend income for 1996 increased 4% over 1995 primarily from an increased dividend distribution from Allied Capital Lending Corporation (Allied Lending). Other income for the year ended December 31, 1995 included non-recurring income of $327,000 resulting from litigation costs incurred in prior periods which were recovered during 1995.


                           Allied Capital Corporation
                                       10

                           Allied Capital Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Total expenses increased $0.7 million to $11.5 million in 1996 as compared to $10.8 million in 1995. Interest expense increased 12% to $7.6 million in 1996 from $6.7 million in 1995 as a result of the Company's outstanding borrowings increasing to $90.6 million at December 31, 1996 from $82.8 million at December 31, 1995. The Company's investment advisory fee of $2.9 million for 1996 was 5% higher than the fee of $2.8 million for 1995. Other expenses decreased 23% for 1996 as compared to 1995. This decline resulted from a decline in legal costs related to litigation that was resolved in late 1994.

Distributions to common shareholders for 1996 were $10.7 million. The Company's taxable income of $1.51 per common share differed significantly from its net investment income before net unrealized appreciation (depreciation) on investments of $2.11 per common share due to timing differences in the recognition of income for tax purposes versus financial reporting purposes. The distributions were comprised of taxable ordinary and net capital gain income.

COMPARISON OF 1995 AND 1994

Net increase in net assets resulting from operations was $15.3 million for the year ended December 31, 1995 as compared to $224,000 for the same period in 1994. Earnings per common share increased to $2.45 per common share from a breakeven level for the same period in 1994.

Total investment income increased 16% from $12.2 million in 1994 to $14.1 million in 1995. Interest income increased by $1.5 million or 14% to $11.9 million in 1995, compared to $10.4 million in 1994, due to a net increase in loans and debt securities outstanding. Dividend income declined by $190,000 or 11% to $1.5 million in 1995 as compared to $1.7 million in 1994, primarily due to the distribution of 335,086 shares of Allied Lending stock in January 1995.

Total expenses increased 7% from $10.1 million in 1994 to $10.8 million in 1995. Interest expense grew due to the net increase in SBA subordinated debentures of $6.5 million in late September 1995 and a full year of interest charges on the $7 million of similar debentures issued in September 1994. Investment advisory fee expense increased due to the growth of the Company's portfolio of investments and other assets upon which the investment advisory fee is based. Legal and accounting fees in 1995 were down from the prior year as the Company settled various legal matters in late 1994, which required significant legal resources in that year.

Net realized gains on investments increased 63% to $5.5 million from $3.4 million for the years ended December 31, 1995 and 1994, respectively. The increase in net realized gains resulted from the disposition of equity securities and early payoffs of investments. Net unrealized appreciation was $6.5 million in 1995 as compared to net unrealized depreciation of $5.3 million in 1994.

Taxable distributions to common shareholders for 1995 of $8.9 million, or $1.44 per common share, approximated the net investment income before net unrealized appreciation (depreciation) on investments. The distributions were comprised of taxable ordinary and net capital gain income.

INVESTMENT PORTFOLIO

Total investments decreased by $6.6 million or 5% to $116.6 million at December 31, 1996 from $123.2 million at December 31, 1995. The Company invested $40.5 million in small business concerns in 1996, a 47% increase over the $27.6 million invested in 1995. New investments in 1996 included $8.7 million of debt and equity financings for international projects. These financings were funded with the Company's OPIC credit facility.

As a result of declining interest rates and the greater flow of capital into the marketplace, investment exits and repayments totaled $43.6 million in 1996 as compared to $25.9 million in 1995. For the year ended December 31, 1996, the Company's portfolio experienced net depreciation of $3.5 million due to various factors including the sale of certain investments which resulted in realized gains.

The Company owns 844,914 shares, or approximately 16% of Allied Lending's common stock outstanding at December 31, 1996. Prior to Allied Lending's public offering in November 1993, Allied Lending was a wholly owned subsidiary of the Company. The Company, pursuant to a condition of exemptive relief from the Securities and Exchange Commission (Commission), must divest itself of the currently owned shares by December 31, 1998 through public offerings, private placements, distributions to the Company's shareholders or otherwise. Allied Lending has registered the shares owned by the Company. The Company sold 400,000 shares of Allied Lending stock in 1996, and will continue its divestiture.

                           Allied Capital Corporation

                           Allied Capital Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


FACTORS AFFECTING THE COMPANY'S BUSINESS

Nature of Investments. Consistent with its operation as a business development company, the Company's portfolio is expected to consist primarily of securities issued by small and developing, privately-held companies. Typically, such companies each depend for their success on the management talents and efforts of one person, so that the death, disability or resignation of such person could have a materially adverse impact on the companies. Moreover, smaller companies frequently have narrower product lines and smaller market shares than larger companies and therefore may be more vulnerable to competitors' actions and market conditions, as well as general economic downturns. Because these companies will generally have highly leveraged capital structures, reduced cash flow resulting from an adverse competitive development, shift in customer preferences, or an economic downturn may adversely affect the return on, or the recovery of, the Company's investment in them. Investment in such companies therefore involves a high degree of business and financial risk, which can result in substantial losses and accordingly should be considered speculative.

Foreign Investments. The Company's investments in OPIC-qualifying small businesses are generally made in countries representing the world's emerging or developing markets. At December 31, 1996, 8% of the Company's total investments were in foreign investments. Foreign investments involve risks not ordinarily associated with domestic investing, including: (1) possible imposition of market controls; (2) possible seizure, expropriation or nationalization of assets; (3) lower liquidity and higher volatility in certain foreign markets; (4) the impact of political, social or diplomatic events; and (5) the possibility that a foreign government could restrict the ability of an entity in which the Company has invested from meeting its obligations under borrowings or other arrangements. The Company intends to take steps to reduce or eliminate certain of the above risks by diversifying its OPIC-related investments by country and type of business, as well as by purchasing insurance through OPIC to protect the Company against many of these risks when deemed necessary.

Long-term Character of Investments. It is expected that investments made in accordance with the Company's investment objective will usually yield a current return from the time they are made, but will generally produce a profit, if any, from an accompanying equity feature only after five to eight years. There can be no assurance that either a current return or capital gains will actually be achieved.

Illiquidity. Most of the Company's investments consist of securities acquired directly from the issuers in private transactions. They are usually subject to restrictions on resale or otherwise illiquid. There is usually no established trading market for such securities into which they could be sold. In addition, most of the securities are not eligible for sale to the public without registration which would involve delay and expense.

Competition. A large number of entities and individuals compete for the opportunity to make the kinds of investments made by the Company. Many of these entities and individuals have greater financial resources than the combined resources of the Company. As a result of this competition, the Company may from time to time be precluded from making otherwise attractive investments on terms considered to be prudent in light of the risks to be assumed.


   Statements included in this report concerning the Company's future prospects are "forward looking statements" under the Federal securities laws. There can be no assurance that future results will be achieved and actual results could differ materially from forecasts and estimates.

                           Allied Capital Corporation
                                       12

                           Allied Capital Corporation

                           CONSOLIDATED BALANCE SHEET

----------------------------------------------------------------------------------------------------------------
                                                                                              December 31,
(in thousands, except number of shares)                                                       1996        1995
----------------------------------------------------------------------------------------------------------------
  ASSETS
Investments at Value:
Loans and debt securities (cost: 1996--$97,805; 1995--$98,119)                            $ 90,581    $ 90,377
Equity securities (cost: 1996--$14,610; 1995--$15,039)                                      25,896      31,600
Other investment assets (cost: 1996--$123; 1995--$2,457)                                       131       1,207
                                                                                          ----------------------
    Total investments                                                                      116,608     123,184
Cash and cash equivalents                                                                   44,915      22,743
Other assets                                                                                 4,228       2,341
                                                                                          ----------------------
    Total assets                                                                          $165,751    $148,268
                                                                                          ======================
  LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Revolving line of credit                                                                  $     --    $  1,500
Debentures and notes payable                                                                90,600      81,300
Dividends and distributions payable                                                          2,988       3,808
Accrued interest payable                                                                     1,696       1,469
Investment advisory fee payable                                                                742         722
Other liabilities                                                                              405       1,288
                                                                                          ----------------------
                                                                                            96,431      90,087
                                                                                          ----------------------
Redeemable preferred stock                                                                   1,000       1,000
                                                                                          ----------------------
Commitments and Contingencies
Shareholders' Equity:
Preferred stock of wholly owned subsidiary, $100 par value, 200,000 shares authorized;
  60,000 shares issued and outstanding at December 31, 1996 and 1995                         6,000       6,000
Common Stock, $1 par value, 10,000,000 shares authorized; 7,299,091 and
  6,198,138 shares issued and outstanding at December 31, 1996 and 1995                      7,299       6,198
Additional paid-in capital                                                                  54,440      41,491
Notes receivable from sale of common stock                                                  (3,759)       (401)
Net unrealized appreciation on investments                                                   4,070       7,569
Undistributed (distributions in excess of) accumulated earnings                                270      (3,676)
                                                                                          ----------------------
    Total shareholders' equity                                                              68,320      57,181
                                                                                          ----------------------
    Total liabilities and shareholders' equity                                            $165,751    $148,268
                                                                                          ======================

The accompanying notes are an integral part of these financial statements.


                           Allied Capital Corporation
                                       13

                           Allied Capital Corporation

                      CONSOLIDATED STATEMENT OF OPERATIONS

------------------------------------------------------------------------------------------------------------------------
                                                                                        For the Years Ended December 31,
(in thousands, except per share amounts)                                                  1996         1995         1994
------------------------------------------------------------------------------------------------------------------------
Investment Income:
  Interest                                                                            $ 13,996      $11,897     $ 10,401
  Dividends                                                                              1,618        1,556        1,746
  Other income                                                                             251          673           69
                                                                                      ----------------------------------
    Total investment income                                                             15,865       14,126       12,216
                                                                                      ----------------------------------
Expenses:
  Interest expense                                                                       7,566        6,735        6,333
  Investment advisory fee                                                                2,933        2,799        2,356
  Legal and accounting fees                                                                552          654          977
  Other operating expenses                                                                 419          606          424
                                                                                      ----------------------------------
    Total expenses                                                                      11,470       10,794       10,090
                                                                                      ----------------------------------
Net investment income                                                                    4,395        3,332        2,126
Net realized gains on investments                                                       10,497        5,526        3,394
                                                                                      ----------------------------------
Net investment income before net unrealized appreciation (depreciation)
  on investments                                                                        14,892        8,858        5,520
Net unrealized appreciation (depreciation) on investments                               (3,499)       6,459       (5,296)
                                                                                      ----------------------------------
Net increase in net assets resulting from operations                                  $ 11,393      $15,317     $    224
                                                                                      ==================================
Earnings per common share                                                             $   1.61      $  2.45     $   0.00
                                                                                      ==================================
Weighted average number of common shares and common share equivalents outstanding        6,935        6,172        6,154
                                                                                      ==================================

The accompanying notes are an integral part of these financial statements.

                           Allied Capital Corporation
                                       14

                           Allied Capital Corporation

                 CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------
                                                                                 For the Years Ended December 31,
(in thousands, except per share amounts)                                            1996       1995       1994
------------------------------------------------------------------------------------------------------------------
Increase in Net Assets Resulting from Operations:
  Net investment income                                                         $  4,395    $ 3,332    $ 2,126
  Net realized gains on investments                                               10,497      5,526      3,394
  Net unrealized appreciation (depreciation) on investments                       (3,499)     6,459     (5,296)
                                                                                ----------------------------------
    Net increase in net assets resulting from operations                          11,393     15,317        224
                                                                                ----------------------------------
Distributions to Shareholders from:
  Net investment income                                                           (1,407)    (2,110)      (705)
  Excess of net investment income                                                     --       (355)    (1,216)
  Net capital gains                                                               (9,319)    (6,429)    (4,595)
  Excess of net capital gains                                                         --         --     (1,035)
  Return of capital (tax)                                                             --         --     (1,044)
  Preferred stock dividends                                                         (220)      (220)      (220)
                                                                                ----------------------------------
    Net decrease in net assets resulting from distributions to shareholders      (10,946)    (9,114)    (8,815)
                                                                                ----------------------------------
Capital Share Transactions:
  Sale of common stock                                                             8,264         --         --
  Net (increase) decrease in notes receivable from sale of common stock           (3,358)       415        (50)
  Issuance of common stock upon the exercise of stock options                      4,445         --        200
  Issuance of common stock in lieu of cash distributions                           1,341        576        243
                                                                                ----------------------------------
    Net increase in net assets resulting from capital share transactions          10,692        991        393
                                                                                ----------------------------------
Total increase (decrease) in net assets                                           11,139      7,194     (8,198)

Net assets at beginning of year                                                   57,181     49,987     58,185
                                                                                ----------------------------------
Net assets at end of year                                                         68,320     57,181     49,987
Preferred stock of wholly owned subsidiary                                        (6,000)    (6,000)    (6,000)
                                                                                ----------------------------------
Net asset value available to common shareholders                                $ 62,320    $51,181    $43,987
                                                                                ==================================
Net asset value per common share                                                $   8.54    $  8.26    $  7.15
                                                                                ==================================
Common shares outstanding at end of year                                           7,299      6,198      6,153
                                                                                ==================================

The accompanying notes are an integral part of these financial statements.


                           Allied Capital Corporation
                                       15

                           Allied Capital Corporation

                      CONSOLIDATED STATEMENT OF CASH FLOWS


------------------------------------------------------------------------------------------------------------------
                                                                            For the Years Ended December 31,
(in thousands)                                                              1996          1995          1994
------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net increase in net assets resulting from operations                  $ 11,393      $ 15,317      $    224
  Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities:
      Net unrealized (appreciation) depreciation on investments            3,499        (6,459)        5,296
      Write-off of investments                                             6,685         3,337         2,006
      Net realized gains on investments                                  (17,182)       (8,863)       (5,400)
      Interest income                                                         --            --        (1,159)
      Amortization of loan discounts                                        (982)         (728)         (409)
      Changes in assets and liabilities:
        Other assets                                                      (1,887)        1,331          (255)
        Accrued interest payable                                             227            76           110
        Investment advisory fee payable                                       20            64           249
        Other liabilities                                                   (883)         (276)        1,215
                                                                       -------------------------------------
          Net cash provided by operating activities                          890         3,799         1,877
                                                                       -------------------------------------
Cash Flows from Investing Activities:
  Investments in small business concerns                                 (40,496)      (27,551)      (35,748)
  Purchase of U.S. government securities                                      --       (14,957)      (37,448)
  Payments on loans and debt securities and other investment assets       35,252        19,111        12,504
  Net proceeds from sale of equity securities                             19,800         9,268         2,677
  Redemption of U.S. government securities                                    --        25,208        39,281
  Payments on notes receivable from sale of common stock                     201           415           150
                                                                       -------------------------------------
          Net cash provided by (used in) investing activities             14,757        11,494       (18,584)
                                                                       -------------------------------------
Cash Flows from Financing Activities:
  Sale of common stock                                                     9,150            --            --
  Common dividends and distributions paid                                (10,205)       (4,734)       (8,027)
  Preferred stock dividends                                                 (220)         (220)         (220)
  Proceeds from issuance of long-term debt                                 9,300        14,000         7,000
  Payments on long-term debt                                                --          (7,500)       (2,000)
  Net borrowings under (payments on) revolving line of credit             (1,500)         (705)        2,205
                                                                       -------------------------------------
          Net cash provided by (used in) financing activities              6,525           841        (1,042)
                                                                       -------------------------------------
Net increase (decrease) in cash and cash equivalents                      22,172        16,134       (17,749)
Cash and cash equivalents, beginning of year                              22,743         6,609        24,358
                                                                       -------------------------------------
Cash and cash equivalents, end of year                                  $ 44,915      $ 22,743      $  6,609
                                                                       =====================================
Supplemental Disclosure of Cash Flow Information
  Noncash investing and financing activities:
    Issuance of common stock upon the exercise of stock options         $  3,559      $     --      $    200
    Issuance of common stock in lieu of cash distributions              $  1,341      $    576      $    243
    Issuance of Allied Capital Lending Corporation common stock in
      lieu of cash distributions                                        $     --      $  3,686      $     --
  Interest paid                                                         $  7,339      $  6,659      $  6,223

The accompanying notes are an integral part of these financial statements.

                           Allied Capital Corporation
                                       16

                           Allied Capital Corporation

                 CONSOLIDATED STATEMENT OF LOANS AND INVESTMENTS

------------------------------------------------------------------------------------------------------------------
Company's Name (State)                                                                        December 31, 1996
(Type of Business)                               Investments                                   Cost       Value
------------------------------------------------------------------------------------------------------------------
(in thousands, except number of shares)
Loans With Equity
---------------------------------------------------------------------------------------------------------------
Acme Paging, L.P. (IL)                           Loans and Debt Securities                  $ 4,116     $ 4,116
(South American paging service)                  Limited Partnership Interest (1.3%)          1,040       1,040
---------------------------------------------------------------------------------------------------------------
AGPAL Broadcasting, Inc. (OR)                    Loans and Debt Securities                      928         928
(radio stations)                                 Warrants                                         0           0
---------------------------------------------------------------------------------------------------------------
Allied Capital Lending Corporation (MD) (1,3)    Common Stock (844,914 shares) (4)            2,045      11,375
(business development company)
---------------------------------------------------------------------------------------------------------------
American Barbecue & Grill (KS)                   Loans and Debt Securities                    2,121       2,121
(restaurants)                                    Warrants                                        71          71
---------------------------------------------------------------------------------------------------------------
ASW Holding Corporation (IL)                     Loans and Debt Securities                    1,883       1,883
(steel wool manufacturer)                        Warrants                                        53         428
---------------------------------------------------------------------------------------------------------------
Au Bon Pain Co., Inc. (MA) (1)                   Loans and Debt Securities                    3,432       3,432
(bakery, cafes)                                  Warrants (4)                                   109           0
---------------------------------------------------------------------------------------------------------------
Bellefonte Lime Co. (PA) (3)                     Common Stock (2,869 shares)                     16         800
(mineral quarry & production)
---------------------------------------------------------------------------------------------------------------
Brazos Sportswear, Inc. (OH)                     Loans and Debt Securities                    1,871       1,871
(manufacturer and distributor of sportswear)     Common Stock (27,137 shares)                   198         198
                                                 Warrants                                         0           0
---------------------------------------------------------------------------------------------------------------
Celebrities, Inc. (FL)                           Loans and Debt Securities                      388         388
(radio station)                                  Warrants                                        12          12
---------------------------------------------------------------------------------------------------------------
CeraTech Holdings, Inc. (IL)                     Loans and Debt Securities                    1,167         577
(ceramic plate manufacturer)                     Warrants                                         0           0
---------------------------------------------------------------------------------------------------------------
Cherry Tree Toys, Inc. (OH)                      Loans and Debt Securities                    1,075       1,075
(direct marketer of woodcrafts)                  Common Stock (117 shares)                        0           0
---------------------------------------------------------------------------------------------------------------
CitiPostal, Inc. (NY)                            Convertible Preferred Stock
(courier network)                                Series B (30,500 shares)                       289           5
---------------------------------------------------------------------------------------------------------------
Consumer Health Services, Inc. (CO)              Convertible Preferred Stock
(medical/dental consumer information service)    (127,940 shares)                               180           0
---------------------------------------------------------------------------------------------------------------
Convenience Corporation of America (NE)          Loans and Debt Securities                    4,127       4,127
(convenience stores)                             Warrants                                         0           0
---------------------------------------------------------------------------------------------------------------
Contemporary Media, Inc. (ID)                    Loans and Debt Securities                      557         557
(radio stations)                                 Warrants                                       204         263
---------------------------------------------------------------------------------------------------------------
Cooper Natural Resources, Inc. (TX)              Loans and Debt Securities                    2,058       2,058
(sodium sulfate producer)                        Warrants                                         0           0
---------------------------------------------------------------------------------------------------------------
Csabai Canning Factory Rt. (Hungary)             Loans and Debt Securities                    3,036       3,036
(canning factory)                                Common Stock (700,000 shares)                  700         700
---------------------------------------------------------------------------------------------------------------
DEH Printed Circuits, Inc. (IL)                  Warrants                                       133         192
(circuit board manufacturer)
---------------------------------------------------------------------------------------------------------------

(1) Public company; (2) Interest not being accrued; (3) May be considered an affiliate; (4) Restricted public security

The accompanying notes are an integral part of these financial statements.


                           Allied Capital Corporation
                                       17

                           Allied Capital Corporation

                 CONSOLIDATED STATEMENT OF LOANS AND INVESTMENTS

------------------------------------------------------------------------------------------------------------------
Company's Name (State)                                                                        December 31, 1996
(Type of Business)                               Investments                                   Cost       Value
------------------------------------------------------------------------------------------------------------------
(in thousands, except number of shares)
DeVlieg-Bullard, Inc. (CT) (1)                   Warrants (4)                                $  207      $  323
(tool manufacturer)
---------------------------------------------------------------------------------------------------------------
Directory Investment Corporation (DC) (3)        Common Stock (470 shares)                        0           0
(telephone directories)
---------------------------------------------------------------------------------------------------------------
Directory Lending Corporation (DC) (3)           Common Stock Series A (1,031 shares)             1           0
(telephone directories)                          Common Stock Series B (188 shares)             961           0
                                                 Common Stock Series C (292 shares)           1,340           0
                                                 Preferred Stock Series A (798 shares)          400         585
                                                 Preferred Stock Series B (175 shares)          325           0
                                                 Preferred Stock Series C (58 shares)             0           0
---------------------------------------------------------------------------------------------------------------
DMI Furniture, Inc. (KY) (1)                     Convertible Preferred Stock
(furniture manufacturer)                         (199,920 shares) (4)                           500       1,012
---------------------------------------------------------------------------------------------------------------
El Dorado Communications, Inc. (CA)              Loans and Debt Securities                    3,987       3,987
(radio stations)                                 Warrants                                         0           0
---------------------------------------------------------------------------------------------------------------
Enviroplan, Inc. (NJ) (2)                        Loans and Debt Securities                    2,464         513
(emissions monitoring systems)                   Warrants                                         0           0
---------------------------------------------------------------------------------------------------------------
Esquire Communications, Ltd. (NY) (1)            Warrants (4)                                     3           0
(court reporting services)
---------------------------------------------------------------------------------------------------------------
Fairchild Industrial Products Company (NC)       Loans and Debt Securities                    3,367       3,367
(industrial controls and power transmissions)    Warrants                                       168         168
---------------------------------------------------------------------------------------------------------------
Genoa Mine Acquisition Corp. (OH) (3)            Common Stock (20 shares)                        44         800
(limestone mining)
---------------------------------------------------------------------------------------------------------------
Grant Broadcasting Systems II (FL)               Warrants                                        78       1,344
(television stations)
---------------------------------------------------------------------------------------------------------------
Grant Television, Inc. (FL)                      Loans and Debt Securities                    4,107       4,107
(television stations)                            Warrants                                         0           0
---------------------------------------------------------------------------------------------------------------
Gulf South Medical Supply, Inc. (MS) (1)         Loans and Debt Securities                      334         334
(medical supplies distributor)                   Warrants (4)                                    65          65
---------------------------------------------------------------------------------------------------------------
Innotech, Inc. (VA) (1)                          Warrants (4)                                    29           0
(bifocal lens manufacturer)
---------------------------------------------------------------------------------------------------------------
Julius Koch USA, Inc. (MA)                       Loans and Debt Securities                    2,745       2,745
(cord manufacturer)                              Warrants                                       194         194
---------------------------------------------------------------------------------------------------------------
Kirker Enterprises, Inc. (NJ)                    Loans and Debt Securities                    2,078       2,078
(nail enamel manufacturer)                       Warrants                                       203         203
---------------------------------------------------------------------------------------------------------------
Kirkland's, Inc. (TN)                            Loans and Debt Securities                    3,501       3,501
(retailer of home products)                      Warrants                                        54          54
---------------------------------------------------------------------------------------------------------------
Labor Ready, Inc. (WA) (1)                       Common Stock (165,242 shares)                1,477       2,183
(temporary labor services)
---------------------------------------------------------------------------------------------------------------
Liberty Business Forms & Systems, Inc. (NY)      Loans and Debt Securities                    1,904       1,904
(inventory control tags and forms)               Warrants                                        57          57
---------------------------------------------------------------------------------------------------------------

(1) Public company; (2) Interest not being accrued; (3) May be considered an affiliate; (4) Restricted public security

The accompanying notes are an integral part of these financial statements.

                           Allied Capital Corporation
                                       18

                           Allied Capital Corporation

                 CONSOLIDATED STATEMENT OF LOANS AND INVESTMENTS

---------------------------------------------------------------------------------------------------------------
Company's Name (State)                                                                        December 31, 1996
(Type of Business)                               Investments                                   Cost       Value
---------------------------------------------------------------------------------------------------------------
(in thousands, except number of shares)
Love Mortgage Co. (DC)                           Series D Preferred Stock (26,000 shares)    $  360      $  297
(real estate mortgages)                          Warrants                                       200           0
---------------------------------------------------------------------------------------------------------------
Midview Associates, L.P. (VA)                    Loans and Debt Securities                      199         199
(residential land development)                   Warrants                                         0           0
---------------------------------------------------------------------------------------------------------------
Mill-It Striping, Inc. (FL)                      Warrants                                       125           0
(highway paint striping)
---------------------------------------------------------------------------------------------------------------
MLX/SinterMet Corp. (GA) (1)                     Common Stock (5,835 shares-MLX)                241          78
(friction materials manufacturer)
---------------------------------------------------------------------------------------------------------------
Nobel Education Dynamics, Inc. (PA) (1)          Preferred Stock (99,734 shares) (4)            750         855
(educational services)                           Warrants (4)                                     0         122
---------------------------------------------------------------------------------------------------------------
Old Mill Holdings, Inc. (PA) (2)                 Loans and Debt Securities                      648         448
(custom embroidered apparel)                     Warrants                                        45           0
---------------------------------------------------------------------------------------------------------------
The Peerless Group, Inc. (TX) (1)                Common Stock (126,235 shares) (4)                6         699
(commercial banking software development)        Warrants (4)                                     4       1,001
---------------------------------------------------------------------------------------------------------------
PIATL Holdings, Inc. (NJ) (3)                    Loans and Debt Securities                      190         190
(environmental consulting)                       Preferred Stock (276 shares)                   160          90
                                                 Common Stock (36 shares)                         0           0
---------------------------------------------------------------------------------------------------------------
Pico Products, Inc. (CA) (1)                     Loans and Debt Securities                    3,000       3,000
(manufacturer of satellite/                      Warrants (4)                                     0           0
television components)
---------------------------------------------------------------------------------------------------------------
Quality Software Products Holdings,              Common Stock (52,908 shares)                   504         188
PLC (UK) (1)
(accounting software)
---------------------------------------------------------------------------------------------------------------
Radio One of Atlanta, Inc. (GA)                  Loans and Debt Securities                    2,457       2,457
(radio stations)                                 Warrants                                         0           0
---------------------------------------------------------------------------------------------------------------
R-Tex Decoratives Company, Inc. (PA)             Loans and Debt Securities                      836         836
(decorative ribbon manufacturer)                 Warrants                                        32          32
---------------------------------------------------------------------------------------------------------------
Spa Lending Corporation (DC) (3)                 Preferred Stock Series A (5,826 shares)        423         423
(health spas)
---------------------------------------------------------------------------------------------------------------
Taco Tico, Inc. (KS) (2)                         Loans and Debt Securities                    1,064         130
(Mexican fast food restaurant)                   Warrants                                        28           0
---------------------------------------------------------------------------------------------------------------
Total Foam, Inc. (CT) (2,3)                      Loans and Debt Securities                    1,617         113
(packaging systems)                              Common Stock (910 shares)                       57           0
---------------------------------------------------------------------------------------------------------------
Visu-Com, Inc. (MD) (3)                          Loans and Debt Securities                    2,250       1,250
(visual communications products)                 Preferred Stock (22,425 shares)                223           0
                                                 Common Stock (135 shares)                       54           0
---------------------------------------------------------------------------------------------------------------
West Virginia Radio Corporation (WV)             Loans and Debt Securities                      527         527
(radio station)                                  Warrants                                       200           0
---------------------------------------------------------------------------------------------------------------

(1) Public company; (2) Interest not being accrued; (3) May be considered an affiliate; (4) Restricted public security

The accompanying notes are an integral part of these financial statements.


                           Allied Capital Corporation
                                       19

                           Allied Capital Corporation

                 CONSOLIDATED STATEMENT OF LOANS AND INVESTMENTS

---------------------------------------------------------------------------------------------------------------
Company's Name (State)                                                                        December 31, 1996
(Type of Business)                               Investments                                   Cost       Value
---------------------------------------------------------------------------------------------------------------
(in thousands, except number
of shares and number of loans)

Williams Brothers Lumber Company (GA)            Loans and Debt Securities                 $    278    $    278
(builders' supply yards)                         Warrants                                        15          15
---------------------------------------------------------------------------------------------------------------
Wincapp Broadcasting, Inc. (PA)                  Loans and Debt Securities                      699         699
(radio station)                                  Warrants                                        23          23
---------------------------------------------------------------------------------------------------------------
Z-Spanish Radio Network (CA)                     Loans and Debt Securities                    7,161       7,161
(radio stations)                                 Warrants                                         3           3
---------------------------------------------------------------------------------------------------------------

Subtotal                                                                                   $ 86,781    $ 91,891
---------------------------------------------------------------------------------------------------------------

Loans With No Equity By Industry
---------------------------------------------------------------------------------------------------------------
Auto Repair Shops (6 loans)                                                                $  1,133    $  1,133
---------------------------------------------------------------------------------------------------------------
Doughnut Shops (3 loans)                                                                        574         574
---------------------------------------------------------------------------------------------------------------
Drycleaners (2 loans)                                                                           485         485
---------------------------------------------------------------------------------------------------------------
Heating Contractor (1 loan)                                                                     267         267
---------------------------------------------------------------------------------------------------------------
Hotels/Motels (3 loans)                                                                       3,771       3,771
---------------------------------------------------------------------------------------------------------------
HVAC Distributor (1 loan)                                                                       439         439
---------------------------------------------------------------------------------------------------------------
Limestone Mining (1 loan)                                                                       659         992
---------------------------------------------------------------------------------------------------------------
Liquor Store (1 loan)                                                                           524         524
---------------------------------------------------------------------------------------------------------------
Moving/Storage Company (1 loan)                                                                 264         264
---------------------------------------------------------------------------------------------------------------
Pet Products Manufacturer (1 loan)                                                            3,538       3,538
---------------------------------------------------------------------------------------------------------------
Pizza Shops (5 loans)                                                                           560         337
---------------------------------------------------------------------------------------------------------------
Radio Stations (8 loans)                                                                      8,264       8,264
---------------------------------------------------------------------------------------------------------------
Small Appliances Distributor (1 loan)                                                           250         250
---------------------------------------------------------------------------------------------------------------
Sporting Goods Manufacturer (1 loan)                                                          2,248       2,248
---------------------------------------------------------------------------------------------------------------
Cold Food Storage Warehouse (1 loan) (2)                                                      1,309         538
---------------------------------------------------------------------------------------------------------------
Wholesale Food Distributor (1 loan)                                                             232         232
---------------------------------------------------------------------------------------------------------------
Other (12 loans)                                                                              1,117         730
---------------------------------------------------------------------------------------------------------------
Subtotal                                                                                   $ 25,634    $ 24,586
---------------------------------------------------------------------------------------------------------------
Other Investment Assets (5)                                                                $    123    $    131
---------------------------------------------------------------------------------------------------------------
Total                                                                                      $112,538    $116,608
===============================================================================================================

(1) Public company; (2) Interest not being accrued; (3) May be considered an affiliate; (4) Restricted public security; (5) Non-income producing

The accompanying notes are an integral part of these financial statements.


                           Allied Capital Corporation

                           Allied Capital Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION. Allied Capital Corporation (the Company) is a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940 (1940 Act). The Company seeks to achieve current income by providing debt, mezzanine and equity financing primarily for small privately-owned growth companies, and through long-term growth on the value of its net assets. The Company has two wholly owned, registered investment company subsidiaries, Allied Investment Corporation (Allied Investment) and Allied Capital Financial Corporation (Allied Financial). Allied Investment and Allied Financial are licensed under the Small Business Investment Act of 1958 as a Small Business Investment Company (SBIC) and a Specialized Small Business Investment Company (SSBIC), respectively.

The Company has an investment advisory agreement with Allied Capital Advisers, Inc. (Advisers) whereby Advisers manages the investments of the Company subject to the supervision and control of the Company's board of directors. Certain directors and officers of Advisers are also directors and officers of the Company.

CO-INVESTMENTS. Investments made by the Company are made in participation with a separately organized public closed-end management investment company and two private venture capital partnerships, which are also managed by Advisers in accordance with various exemptive orders issued to the Company by the Securities and Exchange Commission (Commission) permitting co-investments.

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

INTEREST AND DIVIDEND INCOME. Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Loan fees and original issue discount are amortized into interest income using the effective interest method. Dividend income is recognized on the ex-dividend date.

REALIZED GAINS OR LOSSES AND UNREALIZED APPRECIATION OR DEPRECIATION ON INVESTMENTS. Realized gains or losses are measured by the difference between the net proceeds from the sale and the cost basis of the investment without regard to unrealized appreciation or depreciation previously recognized, and include investments written off during the year, net of recoveries. Unrealized appreciation or depreciation reflects the change in the valuation of the portfolio.

DISTRIBUTIONS TO SHAREHOLDERS. Distributions to shareholders are recorded on the ex-dividend date.

FEDERAL INCOME TAXES. The Company and its wholly owned subsidiaries' objectives are to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies. The Company and its wholly owned subsidiaries annually distribute all of their taxable income to their shareholders; therefore, a federal income tax provision is not required.

                           Allied Capital Corporation
                                       21

                           Allied Capital Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In addition, no provision for deferred income taxes has been made for the unrealized appreciation on investments since the Company and its wholly owned subsidiaries intend to continue to annually distribute all of their taxable income.

Dividends declared by the Company in December to shareholders of record on a specified date in such month, but paid during January of the following year, are treated as if the dividends were received by the shareholders on December 31 of the year declared.

EARNINGS PER COMMON SHARE. Earnings are defined as the net investment income, net realized gains on investments and net unrealized appreciation or depreciation on investments and are reduced by the preferred stock dividend requirements. The computation of earnings per common share is based on the weighted average number of common shares and common share equivalents outstanding during the period. Common share equivalents included in the computation represent shares issuable upon assumed exercise of stock options which would have a dilutive effect in years where there are earnings.

CASH AND CASH EQUIVALENTS. Cash equivalents consist of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at the acquisition date. At December 31, cash and cash equivalents consisted of the following:

---------------------------------------------------------
(in thousands)                           1996     1995
---------------------------------------------------------
Cash                                  $    --  $   802
Repurchase agreements                  44,915   21,941
                                      -------------------
  Total                               $44,915  $22,743
                                      ===================
---------------------------------------------------------


On December 31, 1996, the Company had purchased $44,915,000 of overnight repurchase agreements collateralized by U.S. government securities under agreements to resell on January 2, 1997. Due to the short-term nature of the agreements, the Company did not take possession of the securities which were instead held for the Company by the bank.

RECLASSIFICATIONS. Certain reclassifications have been made to the 1995 and 1994 financial statements to conform with the 1996 financial statement presentation.

NOTE 2. INVESTMENTS

Loans and debt securities have stated interest rates ranging generally from 8 percent to 16 percent, and are generally payable in installments with final maturities from 5 to 10 years from date of issue. At December 31, 1996 and 1995, loans and debt securities with a cost basis of $8,852,000 and $13,084,000, respectively, were not accruing interest.

The investments of the Company and its subsidiaries consist primarily of securities issued by privately-owned companies. A majority of the securities held by the Company are subject to restrictions on their resale or are otherwise illiquid and cannot be sold to the public without registration under the Securities Act of 1933. All of the Company's equity securities are non-income producing except for its investments in Allied Capital Lending Corporation (Allied Lending), DMI Furniture Inc., and Quality Software Products Holdings, PLC. Dividends from Allied Lending were $1,586,000, $1,519,000, and $1,706,000 for 1996, 1995 and 1994, respectively.

The following industries represent five percent or more of the total value of the investments outstanding at December 31:

------------------------------------------------------
                                           1996   1995
------------------------------------------------------
Broadcasting                                27%    23%
Manufacturing/construction                  33%    24%
Business development company                10%    12%
Retail                                      14%    13%
Service                                      8%    18%
Software                                     2%     5%
------------------------------------------------------

                           Allied Capital Corporation
                                       22

                           Allied Capital Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The net unrealized appreciation for all securities over cost for federal income tax purposes at December 31:

------------------------------------------------------
(in thousands)                          1996     1995
------------------------------------------------------
Aggregate gross unrealized
  appreciation in which there is
an excess of value over cost        $ 17,444 $ 23,925
Aggregate gross unrealized
  depreciation in which there is
an excess of cost over value         (12,374) (18,257)
                                    ------------------
Net unrealized appreciation         $  5,070 $  5,668
                                    ==================
------------------------------------------------------



The aggregate cost of securities at December 31, 1996 and 1995 for federal income tax purposes was $111,538,000 and $117,516,000, respectively.

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

The Company pays all operating expenses, except those specifically required to be borne by Advisers. The expenses paid by Advisers include the compensation of the Company's officers and the cost of office space, equipment and other personnel required for the Company's day-to-day operations. The expenses that are paid by the Company include the Company's share of transaction costs incident to the acquisition and disposition of investments, legal and accounting fees, the fees and expenses of the Company's independent directors and the fees of its officer-directors, the costs of printing and mailing proxy statements and reports to shareholders costs associated with promoting the Company's stock, and the fees and expenses of the Company's custodian and transfer agent. The Company is also required to pay expenses associated with litigation and other extraordinary or non-recurring expenses, as well as expenses of required and optional insurance and bonding. All fees paid by or for the account of an actual or prospective portfolio company in connection with an investment transaction in which the Company participates are received by the Company, pro rata to its participation in such transaction, rather than by Advisers. Advisers is entitled to retain for its own account any fees paid by or for the account of a company, including a portfolio company, for special investment banking or consulting work performed for that company which is not related to such investment transaction or management assistance. As compensation for its services to and the expenses paid for the account of the Company, Advisers is paid a fee, quarterly in arrears. Beginning in the second quarter of 1995, a fee was paid equal to 0.625 percent per quarter of the quarter-end value of the Company's consolidated total assets, less the value of the shares of Allied Lending owned by the Company, interim investments (i.e., U.S. government securities) and cash and cash equivalents, plus 0.125 percent per quarter of the quarter-end value of consolidated interim investments, cash and cash equivalents. These fees on an annual basis approximate 2.5 percent on consolidated invested assets and 0.5 percent on consolidated interim investments, cash and cash equivalents. In the first quarter of 1995 and in 1994, Advisers was entitled to a fee equal to 0.625 percent per quarter of the quarter-end value of the Company's consolidated total assets, less the value of the shares of Allied Lending owned by the Company and consolidated cash and cash equivalents in excess of $2,000,000 in working capital.

NOTE 4. DIVIDENDS AND DISTRIBUTIONS

The Company's board of directors declared and the Company paid a $0.31 per common share dividend for the fourth quarter, a $0.29 per common share dividend for the third quarter, a $0.27 per common share dividend for the second quarter and a $0.26 per common share dividend for the first quarter of 1996. The Company's board of directors also declared an extra distribution in the fourth quarter of $0.38 per common share, which was paid to shareholders on January 31, 1997, for a total distribution in 1996 equal to $1.51 per common share.


                           Allied Capital Corporation
                                       23

                           Allied Capital Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The components of the dividends and distributions of taxable income declared by the board of directors for 1996, 1995 and 1994 were as follows:

------------------------------------------------------------------------------------------------------------------
                                                            1996                 1995                 1994
                                                                   Per                  Per                 Per
(in thousands, except per share amounts)              Amount     Share     Amount     Share    Amount     Share
------------------------------------------------------------------------------------------------------------------
Ordinary income                                      $ 1,407     $0.20     $2,465     $0.40    $1,921     $0.31
Long-term capital gains                                9,319      1.31      6,429      1.04     5,630      0.92
Return of capital (tax)                                   --     --            --     --        1,044      0.17
                                                     -------------------------------------------------------------
  Total distributions                                $10,726    $1.51      $8,894     $1.44    $8,595     $1.40
                                                     =============================================================
------------------------------------------------------------------------------------------------------------------


The 1996 distributions of $1.51 per common share were comprised of cash payments and issuance of the Company's common shares pursuant to the Company's dividend reinvestment plan in the amounts of $1.34 and $0.17, respectively. The 1995 distributions of $1.44 per common share were comprised of cash payments and issuance of the Company's common shares pursuant to the Company's dividend reinvestment plan in the amounts of $1.28 and $0.16, respectively. The 1994 distributions of $1.40 per common share were comprised of cash payments, issuance of the Company's common shares pursuant to the Company's dividend reinvestment plan, and the distribution of shares of Allied Lending in the amounts of $0.76, $0.04, and $0.60, respectively. Amounts represent the total of the quarterly dividends and the year-end extra distribution declared by the Company based on the actual common shares outstanding on the record date for each dividend paid.

The following represents a reconciliation from taxable income to income for financial reporting purposes for the years ended December 31:

--------------------------------------------------------------------------
(in thousands)                             1996         1995        1994
--------------------------------------------------------------------------
Taxable income                          $10,946      $ 9,114      $ 7,771
Market discount amortization                807           --         (807)
Net realized gains (losses)               2,531          185       (1,049)
Net unrealized appreciation
  (depreciation) on investments          (3,499)       6,459       (5,296)
Other                                       608         (441)        (395)
                                        ----------------------------------
Financial statement income               11,393       15,317          224
Preferred stock dividends                  (220)        (220)        (220)
                                        ----------------------------------
Amount available for
  common stockholders                   $11,173      $15,097          $ 4
                                        ==================================
--------------------------------------------------------------------------



As required by the 1940 Act, the Company is not permitted to make distributions to shareholders unless it meets certain asset coverage requirements with respect to money borrowed and senior securities issued. The Company is in compliance with these requirements.

The Company's wholly owned subsidiaries annually distribute all of their taxable income to the Company. In order to make such distributions, the subsidiaries must meet the minimum capital requirements as set forth by the SBA. The subsidiaries are in compliance with these requirements.

NOTE 5. DEBT

LINE OF CREDIT. The Company has a revolving line of credit agreement with a bank under which it may borrow up to $10,000,000, which bears interest at a rate of one-month LIBOR plus 2.5 percent per annum, payable monthly, and expires on September 30, 1998. As of December 31, 1996 and 1995, the interest on the line of credit was 8.0 percent and 8.2 percent per annum, respectively. The Company must pay an annual commitment fee of $12,500 and a quarterly facility fee of
0.125 percent per annum on the unused portion of the line of credit. As of December 31, 1996, the Company had $10,000,000 available under the revolving line of credit agreement.

NOTES. The Company has $20,000,000 of notes outstanding to an insurance company. These notes bear interest at a rate of 9.15 percent per annum, payable semi-annually. The notes are scheduled to mature over a five-year period commencing in 1998 with annual principal payments of $4,000,000.


                           Allied Capital Corporation
                                       24

                           Allied Capital Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


OVERSEAS PRIVATE INVESTMENT CORPORATION (OPIC) LOAN. On April 10, 1995, the Company entered into a loan agreement with OPIC under which the Company may borrow up to $20,000,000 (loan commitment) to provide financing for international projects involving qualifying U.S. small businesses. Loans under this agreement bear interest at the U.S. Treasury rate plus 0.5 percent for the applicable period of the borrowing. In addition, OPIC is entitled to receive from the Company a contingent fee at maturity of the loan equal to five percent of the return generated by the OPIC-related investments in excess of seven percent. There are no required principal payments until the OPICloans mature in January 2006. The loan commitment expires on the earlier of the first date on which the amount of the loans equal $20,000,000 or April 10, 1998. As of December 31, 1996, the Company had $11,300,000 available under the loan agreement.

SMALL BUSINESS ADMINISTRATION (SBA) DEBENTURES. Debentures are payable to the SBA and represent amounts borrowed pursuant to the Small Business Investment Act of 1958. The debentures require semi-annual interest payments at various interest rates with the entire principal balance due at maturity. Principal payments required on these debentures at December 31, 1996 were as follows:

------------------------------------------------------
Year Ending                Amount
December 31,              (in thousands)Interest Rates
------------------------------------------------------
1997                      $ 7,000       7.950%-10.350%
1998                        6,650       8.875%- 9.800%
1999                           --
2000                       17,300       8.700%- 9.600%
2001                        9,350               9.080%
Thereafter                 21,000       6.875%- 8.200%
                          -------
Total                     $61,300
                          =======
------------------------------------------------------

Proceeds from the SBA debentures may only be used to finance investments in qualifying small businesses.

NOTE 6. PREFERRED STOCK

As of December 31, 1996, Allied Financial had outstanding a total of 60,000 shares of $100 par value, 3 percent cumulative preferred stock and 10,000 shares of $100 par value, 4 percent redeemable cumulative preferred stock issued to the SBA pursuant to Section 303(c) of the Small Business Investment Act of 1958, as amended. The 3 percent cumulative preferred stock does not have a required redemption date. Allied Financial has the option to redeem in whole or in part the preferred stock by paying the SBA the par value of such securities and any dividends accumulated and unpaid to the date of redemption. The 4 percent redeemable cumulative preferred stock has a required redemption date of June 4, 2005.

NOTE 7. SHAREHOLDERS' EQUITY

The Company issued to the common shareholders at the close of business on January 22, 1996, the record date, non-transferable subscription rights that entitled record date shareholders to subscribe for and purchase from the Company up to one authorized, but unissued share of the Company's common stock for each seven subscription rights held. The Company offered a total of 885,448 shares of common stock pursuant to this offer. Shareholders who fully exercised their subscription rights were entitled to the additional privilege of subscribing for shares from the offering not acquired by exercise of subscription rights.

The subscription price per common share was $13.11, which equaled 95 percent of the average of the last reported sale price of a share of common stock on the Nasdaq National Market on February 27, 1996 (the expiration date of the offer) and each of the four preceding business days. Shareholders participating in the offering subscribed for 411,961 shares through the primary subscription and 251,749 shares through the oversubscription privilege for a total of 663,710 shares. The Company received net proceeds of $8,264,000 from the rights offering after expenses of $437,000, including a 2.5 percent commission paid to eligible broker/dealers on each share sold as a result of their soliciting efforts.

During 1994, the Company paid $1,044,000 in distributions that represented a return of capital for tax purposes. This was charged to additional paid-in capital.

The Company has a dividend reinvestment plan (the Plan). Shareholders of record may enroll in the Plan at any time. The Company may instruct the stock transfer agent to buy shares in the open market, or the Company may issue new shares. When the Company issues new shares, the price is equal to the average of the closing sales prices reported for the shares for the five days on which trading in the shares

                           Allied Capital Corporation

                           Allied Capital Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

takes place immediately prior to and including the dividend payment date. During 1996, the Company issued 93,254 shares at an average price of $14.38 per share. During 1995, the Company issued 45,435 shares at an average price of $12.72 per share.

The Company has an incentive stock option plan (the ISOplan) which allows the granting of options to the Company's officers and directors. Under the ISO plan as amended, a maximum of 1,350,000 options may be granted at a price not less than the market value on the date of the grant and may be exercisable over a ten year period.

Holders of ten percent or more of the Company's stock must exercise their options within a five-year period.

Officers of the Company may borrow from the Company the funds necessary to exercise vested stock options. The loans have varying terms not exceeding ten years and bear interest at the applicable federal interest rate in effect at the date of issue.

A summary of the activity in the plan is as follows:

---------------------------------------------------------------------------
                                  1996              1995              1994
---------------------------------------------------------------------------
Options outstanding
  at January 1                 839,387           701,473           686,847
Options granted                162,135           332,800            50,000
Options exercised             (343,989)               --           (25,382)
Options canceled               (45,470)         (194,886)           (9,992)
                          -------------------------------------------------
Options outstanding
  at December 31               612,063           839,387           701,473
                          =================================================

Options available
  for grant                     45,471           162,136           300,050
Options exercisable            379,357           602,824           521,487
                          -------------------------------------------------
Option prices per share:
    Granted               $      13.63      $12.38-13.63      $      14.13
    Exercised             $13.50-16.38                --      $ 7.34- 8.53
    Canceled              $12.38-13.63      $12.05-16.50      $14.00-16.50
                          -------------------------------------------------
---------------------------------------------------------------------------

The Company accounts for the ISO plan as required by APB Opinion No. 25, and no compensation cost has been recognized. Had compensation cost for the plan been determined consistent with SFAS No. 123, the Company's net increase in net assets resulting from operations and earnings per common share would have been reduced to the following pro forma amounts for the years ended December 31:

-------------------------------------------------------------------
(in thousands, except per share amounts)        1996          1995
-------------------------------------------------------------------
Net increase in net assets
  resulting from operations:
    As reported                               $11,393       $15,317
    Pro forma (unaudited)                     $11,218       $14,861
Earnings per common share:
    As reported                               $  1.61       $  2.45
    Pro forma (unaudited)                     $  1.59       $  2.37
-------------------------------------------------------------------

Because the method of accounting required by SFAS No. 123 has not been applied to options granted prior to January 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants; risk-free interest rates of 6.4 and 6.0 percent for 1996 and 1995; expected dividend yield of 9 percent for 1996 and 1995; expected life of 5 years for all options granted in 1996 and 1995; expected volatility of 31 percent for 1996 and 1995, respectively.

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company had commitments outstanding to various prospective and existing portfolio companies totaling $5,116,000 at December 31, 1996.

At December 31, 1996, the Company had standby letters of credit and third party guarantees outstanding totaling $433,000. The conditional commitments under the letters of credit have been issued by a financial institution on behalf of the Company to guarantee performance of certain portfolio companies to third parties. The Company's revolving line of credit has been used as collateral for one of the letters of credit totaling $168,000.

                           Allied Capital Corporation
                                       26

                           Allied Capital Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is party to certain lawsuits in connection with its business. While the outcome of these legal proceedings cannot at this time be predicted with certainty, management does not expect that these actions will have a material effect upon the financial condition of the Company.

NOTE 9. CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries place their cash in financial institutions and, at times, cash held in checking accounts may be in excess of the FDIC insurance limit.

NOTE 10. DISPOSITION OF SUBSIDIARY

The Company owned all of the outstanding capital stock of Allied Lending prior to consummation of the initial public offering of Allied Lending shares in November 1993. As a result of that initial public offering, the Company's ownership of Allied Lending shares was reduced to 1,580,000 shares, or approximately 36 percent of the Allied Lending shares outstanding at December 31, 1993. The Company declared an extra dividend in December 1994 and distributed on January 6, 1995 an aggregate of 335,086 Allied Lending shares, which reduced its ownership of Allied Lending shares to 1,244,914 shares, or approximately 28 percent of the Allied Lending shares then outstanding. On December 26, 1996 the Company sold 400,000 Allied Lending shares through a private placement, which further reduced its ownership to 844,914 shares, or approximately 16 percent of the Allied Lending shares then outstanding. The Company will attempt to divest itself of all shares of Allied Lending by December 31, 1998.

NOTE 11. QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)

----------------------------------------------------------------------------------------------------------------------------
                                                                                                     1996
(in thousands, except per share amounts)                                            Qtr 1       Qtr 2       Qtr 3      Qtr 4
----------------------------------------------------------------------------------------------------------------------------
Total investment income                                                            $3,752     $ 4,303      $3,437     $4,373
Net investment income                                                              $  982     $ 1,377      $  748     $1,288
Net increase (decrease) in net assets resulting from operations                    $4,442     $  (366)     $5,705     $1,612
Preferred stock dividends                                                          $   55     $    55      $   55     $   55
Net increase (decrease) in net assets resulting from operations
  available to common shareholders                                                 $4,387     $  (421)     $5,650     $1,557
Per common share                                                                   $ 0.69     $ (0.06)     $ 0.80     $ 0.22
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                                                      1995
                                                                                    Qtr 1       Qtr 2       Qtr 3      Qtr 4
----------------------------------------------------------------------------------------------------------------------------
Total investment income                                                            $3,549     $ 3,229      $3,564     $3,784
Net investment income                                                              $  881     $   504      $  899     $1,048
Net increase in net assets resulting from operations                               $2,134     $ 7,196      $3,089     $2,898
Preferred stock dividends                                                          $   55     $    55      $   55     $   55
Net increase in net assets resulting from operations
  available to common shareholders                                                 $2,079     $ 7,141      $3,034     $2,843
Per common share                                                                   $ 0.34     $  1.16      $ 0.49     $ 0.46
----------------------------------------------------------------------------------------------------------------------------

                           Allied Capital Corporation
                                       27

                        REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders
Allied Capital Corporation

We have audited the consolidated balance sheet of Allied Capital Corporation and its wholly owned subsidiaries as of December 31, 1996 and 1995, including the consolidated statement of loans and investments as of December 31, 1996, and the related consolidated statements of operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 1996, and the selected per share data presented as financial highlights for each of the five years in the period ended December 31, 1996. These financial statements and per share data are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and per share data based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and per share data are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included the examination or confirmation of securities owned at December 31, 1996 and 1995. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included the examination or confirmation of securities owned at December 31, 1996 and 1995. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and selected per share data referred to above present fairly, in all material respects, the financial position of Allied Capital Corporation and its wholly owned subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 1996, and the selected per share data for each of the five years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As explained in Note 1, the consolidated financial statements include securities valued at $116,608,000 as of December 31, 1996 and $123,184,000 as of December 31, 1995, (70 percent and 83 percent, respectively, of total assets) whose values have been estimated by the Board of Directors in the absence of readily ascertainable market values. We have reviewed the procedures used by the Board of Directors in arriving at its estimate of value of such securities and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

                                                 /s/ Matthews, Carter and Boyce


McLean, Virginia
February 4, 1997


                           Allied Capital Corporation

                           Allied Capital Corporation

                            DIRECTORS AND OFFICERS*


DIRECTORS                                    OFFICERS
William L. Walton(1)                         William L. Walton                               Kelly A. Anderson
Chairman of the Board &                      Chairman of the Board &                         Vice President, Corporate Controller &
Chief Executive Officer                      Chief Executive Officer                         Assistant Treasurer

G. Cabell Williams III(1)                    G. Cabell Williams III                          Christina L. DelDonna
President & Chief Operating Officer          President & Chief Operating Officer             Vice President & Assistant Controller

Joseph A. Clorety III(2,3)                   Jon A. DeLuca                                   Robert M. Monk
President, Clorety and Company, Inc.         Executive Vice President, Treasurer &           Vice President
                                             Chief Financial Officer
Michael I. Gallie(1,2,3)                                                                     Penni F. Roll
Principal, The Millennium Group              Katherine C. Marien                             Vice President, Controller &
                                             Executive Vice President                        Assistant Treasurer
David Gladstone
                                             John M. Scheurer                                Suzanne V. Sparrow
Warren K. Montouri(2,3)                      Executive Vice President                        Vice President, Investor Relations &
Investor                                                                                     Assistant Secretary
                                             George Stelljes III
Guy T. Steuart II(1,3)                       Executive Vice President                        Gay S. Truscott
President, Steuart Investment Company                                                        Vice President
                                             Joan M. Sweeney
T. Murray Toomey(1)                          Executive Vice President                        Peter C. Fisher
Attorney at Law                                                                              Assistant Vice President
                                             Thomas H. Westbrook
George C. Williams                           Executive Vice President                        Kristine M. Lansing
Financial Consultant                                                                         Assistant Vice President &
                                             Tricia B. Daniels                               Assistant Secretary
(1) Executive Committee                      Senior Vice President &Secretary
(2) Audit Committee                                                                          Donna B. Natale
(3) Compensation Committee                   Richard E. Fearon, Jr.                          Assistant Vice President &
                                             Senior Vice President                           Assistant Secretary
*As of March 1, 1997
                                             Philip A. McNeill                               Arthur S. Cooper
                                             Senior Vice President                           Assistant Secretary

                                             Carr T. Preston                                 Thomas R. Salley III
                                             Senior Vice President                           Assistant Secretary


             QUARTERLY STOCK PRICE AND DISTRIBUTIONS TO SHAREHOLDERS

The following table sets forth the high and low bid prices of the Company's common stock by calendar quarter during 1996 and 1995 and the distributions per common share. The quotations represent interdealer quotations and do not include markups, markdowns or commissions and may not necessarily represent actual transactions.

-----------------------------------------------------------------------------------------------
                                               1996                           1995
                                                    DISTRIBUTIONS                 DISTRIBUTIONS
                                    HIGH      LOW     PER SHARE      HIGH     LOW   PER SHARE
-----------------------------------------------------------------------------------------------
FIRST QUARTER                      $14.25   $13.00      $0.26       $13.50  $11.50    $0.20
SECOND QUARTER                     $14.38   $13.00      $0.27       $12.00  $11.13    $0.20
THIRD QUARTER                      $16.00   $13.50      $0.29       $13.75  $11.25    $0.22
FOURTH QUARTER                     $16.63   $15.25      $0.31       $14.25  $12.25    $0.24
ANNUAL EXTRA DISTRIBUTION                               $0.38                         $0.58
                                                        -----                         -----
  TOTAL DISTRIBUTION                                    $1.51                         $1.44
                                                        =====                         =====


Designed by Curran & Connors, Inc.